Annual Report

and

Consolidated Financial Statements

for

Oatly Group AB (publ)

559081-1989

Financial year

2025

The Board of Directors and Chief Executive Officer (“CEO”) of Oatly Group AB (publ) (“Oatly”, the “Parent Company” or the “Company”, and together with its subsidiaries, the “Group”) hereby present the annual report and consolidated financial statements for the 2025 financial year.

The consolidated financial statements have been prepared in U.S. dollars (“USD” or “$”), and all amounts are in thousands of U.S. dollars (TUSD) unless otherwise specified. The Annual Report for the Parent Company has been prepared in Swedish kronor (“SEK”), and all amounts are in thousands of Swedish kronor (TSEK) unless otherwise specified.

Administration report

Information regarding the operations

Oatly Group AB (publ) handles the administration of the Group and its financing. The major operations in the Group take place in underlying companies, primarily in Oatly AB. Oatly AB is an innovative company operating within sustainable nutritional health. The Company develops, produces and sells oat-based dairy substitute products, primarily under its own brand, Oatly.

The Company’s registered office is in Malmö, Sweden.

Ownership

Nativus Company Limited owns 43.5% of the Company’s shares. None of the remaining shareholders own more than 10% of the shares. Oatly is listed on the Nasdaq Global Select Market, US.

Significant events during the financial year

Revenue increased by $38.8 million, or 4.7%, to $862.5 million for the year ended December 31, 2025, net of sales discounts, rebates and trade promotions, from $823.7 million for the year ended December 31, 2024. This revenue growth was mainly driven by continued volume growth for the Group's products in Europe & International and Greater China, partially offset by reduction in volumes in North America driven by sourcing decisions of the largest foodservice customer in that segment. Excluding a foreign currency exchange tailwind of $21.0 million, revenue for the twelve months ended December 31, 2025 would have been $841.5 million, or an increase of 2.2%, using constant exchange rates. Sold finished goods volume for the twelve months ended December 31, 2025 amounted to 593.1 million liters compared to 563.4 million liters for the prior year period, an increase of 5.3%. The produced finished goods volume for the twelve months ended December 31, 2025 amounted to 594.9 million liters compared to 576.3 million liters for the same period last year, an increase of 3.2%.

Oatly continues to execute on its strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for the teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy. In executing these actions, the Company simplified its organizational structure. The Company reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. The Group has recorded restructuring costs of $4.9 million in 2025 related to these actions (2024: $8.2 million).

As a result of the strategic actions and restructuring activities during the year, the Group's number of employees has decreased by 94 employees, to 1,388 employees as of December 31, 2025 from 1,482 employees as of December 31, 2024. The average number of full-time consultants increased by 4 consultants to 84 consultants for the year ended December 31, 2025 from 80 consultants for the year ended December 31, 2024.

Since the Company's inception, the operations have been financed primarily through cash generated by the issuance of equity and Convertible Notes (as defined below) and Nordic Bonds (as defined below), and from borrowings under the Company's credit facilities. The Company's primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in organizational capabilities to support profitable growth and for general corporate purposes. Oatly is using this combination of financing to fund the business. The Company expects its capital expenditures for 2026 to be in the range of $20 million to $30 million, related primarily to investments in its production facilities. The amount and allocation of the Company's future capital expenditures depend on several factors, and the Group strategic investment priorities may change. The Company believes that its sources of liquidity and capital will be sufficient to meet the existing business needs for at least the next 12 months from the end of the reporting period.

During 2025 the Group has initiated a strategic review of the Group's Greater China business. The review will consider a range of options, including a potential carve-out of the Greater China segment, with the goal of accelerating growth and maximizing the value of the business. The Group continues to operate in the Greater China market, including operating the Group's production facility, and the Group remains committed to customers, consumers, and employees as the Group looks to maximize the value of this part of the business. While there is no definitive timetable for completing the strategic review, the Group expects to complete the strategic review within 2026. The Group does not intend to provide further updates unless and until the Board of Directors approves a specific course of action or determines that additional disclosure is appropriate or required. The Group cautions that there can be no assurances that the process will result in any transaction or strategic change.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, and (iv) a distribution incurrence test which applies in respect of certain distributions by the Company to its shareholders. As of December 31, 2025, the Group had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF (as defined below) share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF (as defined below) and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

On September 30, 2025, the Company entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on 30 September 2027). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of December 31, 2025, the Group had access to $80.0 million in undrawn SSRCF commitments.

On October 1, 2025, the term loan facility with Svensk Exportkredit was prepaid in full. On October 3, 2025, as described above, part of the proceeds from the Nordic Bonds were used to prepay the Term Loan B Credit Agreement in full.

Parent company

Customary group management functions and group wide services are provided via the Parent Company. Net revenues for the Parent Company during the year 2025 were 18.3 MSEK (2024: 40.9 MSEK) with profit before tax amounting to 570.3 MSEK, and loss before tax amounting to 1,421.2 MSEK in 2024.

Significant events after the end of the financial year

No significant events after the end of the financial year.

Share capital

On October 3, 2025, 17,962,680 ordinary shares were issued in connection with repurchases and cancellations of U.S. Notes (as defined below). See Note 26 “Interest-bearing loans and borrowings” for further details.

As of December 31, 2025 and 2024, 624,500,001 and 598,559,840 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 891,459 and 416,580 treasury shares as of December 31, 2025 and December 31, 2024, respectively.

Expected future development and significant risks and uncertainties

The Group's business continues to be exposed to the effects of the current global macroeconomic environment. The Group continue to maintain a global focus on the controllable aspects of the business while navigating the challenging operating environment. The Group's fiscal 2025 revenue growth reflects solid demand for the Group's products despite ongoing uncertainty in the global economy. The Group will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and interest rate changes on consumer behavior.

As a result of inflationary pressures over the past several years, the Group has experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs, as well as higher electricity costs. The Group has in the past taken, and may in the future take, measures to mitigate the impact of this inflation, such as a combination of strategic pricing actions, product and customer mix management, operational improvements in the Group's supply chain, and reductions in overhead costs.

There are significant geopolitical issues that can impact the Group's business. The U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and the Red Sea have and will cause shipping disruptions and could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect the Group's business and supply chain, or a diminished consumer confidence resulting in reduced demand. Additionally, Russian invasion of Ukraine in February 2022 has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted, and may continue to impact, commodity pricing such as fuel and energy costs, leading to higher transportation costs which make it more expensive for the Group and its partners to deliver products to the Group's customers. The Group does not directly procure goods or services from Russia or Ukraine. Further sanctions, bans, or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to the Group's supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact the Group's business, results of operations, and financial condition.

Any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico, the United States and the EU, or news and rumors of potential retaliatory tariffs, could have an adverse impact on the Group's business, financial condition and results of operations. The Group will closely monitor the impact of changes in tariffs and other trade barriers and take appropriate measures to offset any potential headwinds.

Innovation

Oatly works extensively with innovation. Since inception, the Group's innovation goal has been to build the best possible form of milk and other dairy products for humans and the planet. Through the Group's more than 30-year history of making oat products, the Group has developed a deep expertise around oats and production craftsmanship. The Group is well positioned to leverage science to address key societal problems and maintain market leadership in plant-based dairy.

Today, the Group has a global Food Innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Europe & International, North America and Greater China. To further strengthen the Group's capabilities, in 2023 the Group established a Research and Innovation Center in Sweden where the Group partner with leading scientists and industry experts to ensure the Group stays at the forefront of oat expertise and human health. Given one of the Group's key focuses is building a broad and relevant product portfolio within plant-based dairy, the Group continuously explore and enter new product categories, making the change to plant-based easy for the consumers. The Group strives to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Financial risk control and use of financial instruments

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, trade receivables, trade payables and interest-bearing loans and borrowings. The financial risks are market risk (mainly interest risk and currency risk), credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results. See Note 3 “Financial risk management” for further information on the Group’s management of financial risks.

Other non-financial disclosures

The Group works actively on systematic and practical occupational health and safety activities and the goal is a safe workplace with a high level of employee attendance and zero accidents. The Group also works actively on equality and issues of equal treatment together with an updated equal treatment policy. In Sweden, there are collective agreements signed with Livsmedelsföretagen and Livsmedelsarbetareförbundet, Unionen, Sveriges Ingenjörer and Ledarna.

Operations subject to permits

The Group's operations in Landskrona, Sweden are licensable under the Environmental Assessment Ordinance (SFS 2013:251): 15.90-i and 90.15-i. The B license becomes mandatory when production exceeds 75,000 tons per calendar year and for the handling of treatment for the operation’s process wastewater. The operations are conducted by Oatly Sweden Operations & Supply AB, which holds the necessary permits.

Since December 2020, the Group has used the existing license to conduct existing and expanded operations in the form of 200,000 tons of product per calendar year. The license also covers the construction and operation of a waste treatment plant for the operation’s processed wastewater. The initial license to discharge processed wastewater to the municipal wastewater treatment plant has now expired and all processed wastewater has been treated in the Company’s own wastewater treatment plant since 22 December, 2021. The processed wastewater is discharged to the municipal treatment plant “Lundåkrabassängen” in accordance with the license.

In 2024, the operations applied for an amendment to the existing permit concerning modified fuel usage in accordance with Chapter 16, Section 2a of the Swedish Environmental Code, a so-called amendment permit. The County Administrative Board decided on January 10, 2024, that the planned change in the operations would not result in any significant environmental impact. The amendment permit was issued on October 3, 2024, and grants the operations the right to handle, store, and use the fuel type wood powder (wood pellets) for steam production, in addition to the previously approved fuel types. The amendment permit was utilized on October 24, 2024, and is subject to relevant associated conditions, which the operations comply with.

Additionally, the Group also has operations subject to permits in the US, the Netherlands and China related to the carried-out production.

In 2024, all operating licenses, permits, and other authorizations are approved for current operations in Millville (US). Millville has the necessary FDA Food Facility Registration, registration number and the Certificate of Registration for Food Establishment from the Department of Health New Jersey.

Millville has the following licenses: Air Permit License for Oats silo, a General Air Permit, Air permit for Multi-cracker which is valid until March 2028, Waste Water Discharge permit NJDEP until February 2030, Vegetative Waste permit for sludge and Oat-fiber waste, Boiler Operation Permit, Storm Water permit. For 2024, Millville completed their BRC unannounced audit in July 2024 (no non-conformance with AA+ rating).

In 2024 Ogden (US) had the necessary FDA Food Facility Registration, FCE (Food Canning Establishment) registration number and the Certificate of Registration for Food Establishment from the Department of Agriculture and Food, State of Utah. For 2024, Ogden will keep these registrations and YYF will apply for their own relevant registrations from the FDA and the State of Utah. As of March 1, 2023, YYF will be responsible for maintaining the required wastewater & air permit licenses for Ogden and Oatly will not maintain any such permits or licenses.

Ogden completed their BRC audit in December 2023 (no non-conformances with AA+ rating). The last audit was completed in January 2025 (no non-conformances with AA rating).

Landskrona (Sweden) and Vlissingen (Netherlands) hold approved licenses, permits and other authorizations required to support existing operations and anticipated growth. The renewed BRC certificate for Landskrona was obtained in April 2024. The latest audit was conducted in March 2025 with an approved result. The current certificate expires May 2027. The organic certification was renewed until January 31, 2027. Vlissingen received a renewed BRC certificate in July 2024 and the latest audit audit was conducted in June

2025 with an approved result. The current certificate expires on August 23, 2026. Vlissingen has also renewed its Organic, Kosher, Halal, and GMP+ certifications, which are valid until 2026-2028, with upcoming audits in 2026.

The Ma’anshan Factory (China) obtained the production license in September 2021 that will be effective for five years. In November 2023, the Ma’anshan Factory updated the production license for new categories expansion including coffee beverages and vegetable cream. The license will be effective for five years.

The Ma’anshan Factory passed BRCGS renewal audit in November 2024 and FSSC22000 renewal audit in October 2024. The Ma’anshan Factory obtained the certificate of export food production enterprise in 2023 which will be long-term effective. Further, the Ma’anshan Factory obtained the EU organic certificate and China organic certificate for organic oatmilk that will be effective until August and September 2026. Maanshan Factory obtained the certificate of JAKIM HALAL for Oat Milk Deluxe and Oat Drink Barista Edition in September 2024 which will be effective until September 2027.

Environmental impact

Sustainability is at the core of the Group's business. The Group's vision is to be a company that leads a global movement to reduce human consumption of cow’s milk. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Specifically, based on certain product-level calculations commissioned in Europe and on additional studies, the Group generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

Sustainability report

A sustainability report is separately published at www.oatly.com.The report gives an account of the Group's overall work on pursuing a greater transformation of society, linked above all to production and consumption of plant-based food and drink.

Sales, earnings and financial position, Group

Group (TUSD)	2025	2024	2023
Revenue	862,459	823,666	783,348
Loss before tax	(144,918)	(198,573)	(408,165)
Total assets	787,197	803,980	1,116,971
Equity/asset ratio* (%)	2.5%	13.2%	30.1%
Average number of employees	1,442	1,516	1,775

* Total equity as a percentage of total assets.

Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,254,909,930
Other reserves	(840,890,998)
Retained earnings	(6,888,177,397)
Profit for the year	(7,488,762)
5,518,352,773

be appropriated as follows to be carried forward	5,518,352,773

The Group’s and Parent Company’s results and financial position in general are shown in the following income statements, balance sheets and cash-flow statement with associated Notes.

Consolidated statement of operations

For the year ended December 31	Note	2025	2024
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	862,459	823,666
Cost of goods sold		(585,402)	(587,174)
Gross profit		277,057	236,492
Research and development expenses		(18,573)	(30,135)
Selling, general and administrative expenses		(320,643)	(324,719)
Other operating income and (expenses), net	10	(5,571)	(67,790)
Operating loss		(67,730)	(186,152)
Finance income	11	9,944	57,758
Finance expenses	11	(87,132)	(70,179)
Loss before tax		(144,918)	(198,573)
Income tax expense	13	(8,197)	(3,699)
Loss for the year		(153,115)	(202,272)
Attributable to:
Shareholders of the parent		(152,771)	(201,949)
Non-controlling interests		(344)	(323)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	32	(0.25)	(0.34)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	32	(5.03)	(6.77)
Weighted average common shares outstanding:
Basic and diluted	32	607,525,897	596,886,163

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	Note	2025	2024
(in thousands of U.S. dollars)
Loss for the year		(153,115)	(202,272)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		56,197	(40,985)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	19	(16,355)	—
Total other comprehensive income/(loss) for the year		39,842	(40,985)
Total comprehensive loss for the year		(113,273)	(243,257)
Attributable to:
Shareholders of the parent		(112,954)	(242,905)
Non-controlling interests		(319)	(352)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

For the year ended December 31	Note	2025	2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	15	137,747	116,208
Property, plant and equipment	16	294,688	294,199
Right-of-use assets	17	37,907	45,555
Other non-current receivables	18, 19	46,992	44,331
Deferred tax assets	13	4,676	4,561
Total non-current assets		522,010	504,854
Current assets
Inventories	20	68,537	65,602
Trade receivables	21	103,522	103,366
Current tax assets		2,737	6,095
Other current receivables	22	17,438	15,738
Prepaid expenses	23	8,608	9,402
Cash and cash equivalents	24	64,345	98,923
Total current assets		265,187	299,126
TOTAL ASSETS		787,197	803,980
EQUITY AND LIABILITIES
Equity	25
Share capital		110	106
Treasury shares		(0)	(0)
Other contributed capital		1,641,601	1,628,045
Other reserves		(225,351)	(274,160)
Accumulated deficit		(1,397,805)	(1,249,303)
Equity attributable to shareholders of the parent		18,555	104,688
Non-controlling interests		1,116	1,435
Total equity		19,671	106,123
Liabilities
Non-current liabilities
Lease liabilities	17	24,729	31,724
Interest-bearing loans and borrowings	26	182,783	116,216
Provisions	27	2,697	14,857
Total non-current liabilities		210,209	162,797
Current liabilities
Lease liabilities	17	12,457	13,359
Interest-bearing loans and borrowings	19, 26	340,266	330,152
Trade payables		66,481	60,152
Current tax liabilities		1,642	1,476
Other current liabilities	28	11,176	7,998
Accrued expenses	29	107,932	103,719
Provisions	27	17,363	18,204
Total current liabilities		557,317	535,060
Total liabilities		767,526	697,857
TOTAL EQUITY AND LIABILITIES		787,197	803,980

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2024	25	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the year		—	—	—	—	(201,949)	(201,949)	(323)	(202,272)
Other comprehensive loss for the year		—	—	—	(40,956)	—	(40,956)	(29)	(40,985)
Total comprehensive loss for the year		—	—	—	(40,956)	(201,949)	(242,905)	(352)	(243,257)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	9	—	—	—	—	13,598	13,598	—	13,598
Balance at December 31, 2024		106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the year		—	—	—	—	(152,771)	(152,771)	(344)	(153,115)
Other comprehensive income for the year		—	—	—	39,817	—	39,817	25	39,842
Total comprehensive loss for the year		—	—	—	39,817	(152,771)	(112,954)	(319)	(113,273)
Issue of shares		1	(0)	—	—	—	1	—	1
Share-based compensation	9	—	—	—	—	13,261	13,261	—	13,261
Exercise of stock options	9	—	0	111	—	—	111	—	111
Redemption of shares	9	—	(0)	(267)	—	—	(267)	—	(267)
Repurchase of U.S. Notes	26, 31	3	—	13,712	8,992	(8,992)	13,715	—	13,715
Balance at December 31, 2025		110	(0)	1,641,601	(225,351)	(1,397,805)	18,555	1,116	19,671

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2025	2024
(in thousands of U.S. dollars)
Operating activities
Net loss		(153,115)	(202,272)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	15,16,17	48,570	49,966
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	15,16,17	740	—
—Impairment loss/(gain) on trade receivables	21	913	(234)
—Write-down of inventories	20	8,024	3,095
—Share-based compensation	9	13,261	13,598
—Movements in provisions	27	(14,896)	(14,414)
—Finance income	11	(9,944)	(57,758)
—Finance expenses	11	87,132	70,179
—Income tax expense	13	8,197	3,699
—(Gain)/Loss on disposal of property, plant and equipment and intangible assets	16	—	(307)
—Impairment related to closure of production facility		—	24,117
—Impairment related to closure of production facility		—	19,113
—Other		—	1,441
Interest received		1,558	8,285
Interest paid		(23,984)	(24,518)
Income tax paid		(318)	(3,386)
Changes in working capital:
—(Increase)/decrease in inventories		(6,176)	(3,456)
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		14,400	14,786
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses		1,915	(16,362)
Net cash flows used in operating activities		(23,723)	(114,428)
Investing activities
Purchase of intangible assets	15	(2,858)	(2,055)
Purchase of property, plant and equipment	16	(12,396)	(39,140)
Investments in financial assets		(1,314)	—
Proceeds from sale of property, plant and equipment	16	575	31,201
Other		449	743
Net cash flows used in investing activities		(15,544)	(9,251)
Financing activities
Proceeds from liabilities to credit institutions	26, 31	2,822	—
Proceeds from issue of bonds	19, 26	180,897	—
Repayment of liabilities to credit institutions	26, 31	(133,343)	(2,678)
Repurchase of U.S. Notes	26, 31	(24,629)	—
Repayment of lease liabilities	26, 31	(11,945)	(19,645)
Payment of loan transaction costs	10	(12,729)	(4,965)
Proceeds from exercise of stock options	9	111	—
Cash flows from/(used in) financing activities		1,184	(27,288)
Net (decrease)/increase in cash and cash equivalents		(38,083)	(150,967)
Cash and cash equivalents at January 1		98,923	249,299
Exchange rate differences in cash and cash equivalents		3,505	591
Cash and cash equivalents at December 31	24	64,345	98,923

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(in thousands of U.S. dollars unless otherwise stated)

1.
Corporate information

These financial statements are consolidated financial statements for the Group consisting of Oatly Group AB (publ) and its subsidiaries. A list of the principal subsidiaries is included in Note 14 “Investments in subsidiaries”.

Oatly Group AB (publ) (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden.
The Company’s registered office is located at Ångfärjekajen 8, 211 19 Malmö, Sweden.

Oatly Group AB (publ) and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on April 22, 2026. The Consolidated Income Statement and Consolidated Balance Sheet and the income statement and balance sheet for the Parent Company will be submitted to the Annual General Meeting on May 20, 2026, for approval.

2.
Summary of accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All numbers in these consolidated financial statements, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, reflect an ADS to ordinary share ratio of 1:20 (unless the context clearly indicates otherwise).

The functional currency of the Parent Company is SEK. All amounts are in thousands of SEK for the financial statements of the Parent Company unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

2.1.
Basis of preparation

The consolidated financial statements of Oatly Group AB (publ) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”).

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year.

The preparation of the consolidated financial statements in conformity with IFRS Accounting standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 “Significant accounting judgments estimates and assessments”. The consolidated financial statements have been prepared using the cost method except for derivative instruments and Convertible Notes measured at fair value.

New standards and interpretations issued not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group does not expect these amendments to have a material impact to the financial statements.

There are no other new or amended standards that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

2.2.
Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

2.3.
Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The Chief Executive Officer monitors the Group’s performance from a geographic perspective through the reportable segments Europe & International, Greater China and North America. No operating segments have been aggregated to form the reportable segments.

The Chief Executive Officer primarily uses a measure of earnings before interest, tax, depreciation and amortization for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, cost related to the strategic review of the Greater China business, expenses related to a new product launch issue, impacts related to discontinued construction of production facilities, impacts related to closure of production facility, and non-controlling interests (“Adjusted EBITDA”), to assess the performance of the operating segments.

2.4.
Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars. The parent company presents its financial statements in Swedish kronor (SEK).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance expenses. All other foreign exchange rate profits and losses are recognized under other operating income and (expenses), net.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each consolidated statement of operations and consolidated statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in foreign operations are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part.

2.5.
Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes, but is not limited to, trade promotion activities, slotting and listing fees, cash discounts, product returns, and penalties. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms and estimated units sold. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Cost of goods sold also includes warehousing and transportation of inventory.

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Research and development efforts are focused on enhancements to existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2025 amounted to $56.6 million (2024: $50.7 million) Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expense), net

Other operating income and (expenses), net consists primarily of impacts related to the strategic review of the Greater China segment, closure of production facility, discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Finance income

Finance income primarily consists of impact from fair value changes on Convertible Notes (as defined below), interest income from cash in bank accounts and short-term deposits, and net foreign exchange gains attributable to external and internal financing arrangements. Finance income is recognized with the application of the effective interest method.

Finance expenses

Finance expenses primarily consists of interest expenses on loans and borrowings, other financial expenses primarily consisting of transaction costs and net foreign exchange losses attributable to external and internal financing arrangements.

Income tax expense

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

2.6.
Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

•
expected to be realized or intended to be sold or consumed in the normal operating cycle,
•
held primarily for the purpose of trading,
•
expected to be realized within twelve months after the reporting period, or
•
cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

•
it is expected to be settled in the normal operating cycle,
•
it is held primarily for the purpose of trading,
•
it is due to be settled within twelve months after the reporting period, or
•
it does not have the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7.
Leases

As lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•
amounts expected to be payable by the Group under residual value guarantees,
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
•
makes adjustments specific to the lease, e.g., term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability,
•
any lease payments made at or before the commencement date less any lease incentives received,
•
any initial direct costs,
•
restoration costs, and
•
extension options.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8.
Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the consolidated statement of operations is recognized outside the consolidated statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9.
Intangible assets

Goodwill

Goodwill arises at the acquisition of businesses and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill is allocated to the Europe & International segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•
it is technically feasible to complete the asset so that it will be available for use,
•
it is the Group’s purpose to complete the asset so that it will be available for use or sale,
•
there are prerequisites to make the asset available for use or sale,
•
it is possible to prove how the asset is likely to generate future economic benefits,

•
there are adequate technical, economic and other resources to fulfill the development and to make the asset available for use or sale, and
•
the costs attributable to the asset during development can be reliably measured.

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the Group the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

The Group treats costs incurred in relation to SaaS arrangements as operating expenses over the term of the service contract or as operating expenses when the service is received, depending on the nature of the expenses incurred and whether they are distinct from the cloud computing service or not in the underlying SaaS arrangement.

There could be a variety of other costs incurred as part of the arrangement, for example development of bridging modules that connect or integrate the SaaS software with existing software/systems that may be controlled by the Group. The Group assesses such expenses to determine if they should be expensed or may qualify for capitalization as an intangible asset.

Other intangible assets

Other intangible assets consist primarily of separately acquired trademarks and patents are recognized at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10.
Tangible assets

Property, plant and equipment

Property, plant and equipment consist of land, buildings and fixtures, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

•
Buildings and fixtures 8-40 years

•
Plant and machinery 3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the proceeds from sales and carrying value and is recognized in other operating income and (expenses), net in the consolidated statement of operations.

2.11.
Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

2.12.
Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on demand and the age of the inventory, among other factors.

2.13.
Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets—Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, derivatives and other financial assets. The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and
•
those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalents.

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other operating income and (expenses), net together with foreign exchange gains and losses.

Fair value through profit or loss: Assets that are held primarily for the purpose to secure and increase value of the investments are included in the business model “Other”.

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

The Company has identified an embedded derivative in relation to voluntary redemption options in the Nordic Bonds (as defined below). The embedded derivative is not closely related to the financial liability host contract and is separately accounted for at fair value through profit or loss. At initial recognition, the host contract, after separation of the embedded derivative, is measured at its fair value plus transaction costs that are directly attributable to the host contract. After initial recognition, the host contract is accounted for as a financial liability at amortized cost applying the effective interest method.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the consolidated statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. The Group’s financial liabilities measured at amortized cost comprise Nordic Bonds (as defined below), liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses. After initial recognition, these financial liabilities are valued at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the facilities using the effective interest method. The effective interest amortization is recognized in the consolidated statement of operations as a finance expense. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates. The amortized cost for liquidity services is recognized in the consolidated statement of operations as a finance expense.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined below) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations.

Financial liabilities - Presentation

During the financial year, the Group changed the presentation of interest‑bearing liabilities in the statement of financial position. Previously, Convertible Notes and liabilities to credit institutions were presented on separate line items. These items are now aggregated with Nordic Bonds and presented on a single line titled “Interest‑bearing loans and borrowings”. The change affects presentation only and does not impact the recognition or measurement of any assets, liabilities, income or expenses. Accordingly, the change has no effect on profit or loss, cash flows or total equity. In accordance with IAS 8, the change has been applied retrospectively, and comparative information has been restated to reflect the new presentation.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, canceled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14.
Trade receivables

Trade receivables are initially measured at the transaction price and subsequently at amortized cost, less allowance for expected credit losses.

2.15.
Cash and cash equivalents

For the purpose of presentation in the consolidated statement of financial position and in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.17.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of operations as a finance expense. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

Provision for restructuring costs

The Group recognizes provisions for restructuring costs only when there is a constructive obligation, which is when:

•
there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
•
the employees affected have been notified of the plan’s main features.

2.18.
Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Corporate Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Accounting standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2025, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2025 for ITP 2 insurances signed with Alecta amounted to $1.0 million (2024: $0.8 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 170%. If Alecta’s collective consolidation level falls below 125% or exceeds 170%, measures should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2025, Alecta’s surplus of the collective consolidation level was 167%.

Share-based compensation—equity settled

Employee stock options (ESOPs) and Restricted Stock Units (RSUs) (2021)

For share-based compensation schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 9 “Share-based compensation”.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the installments are treated as separate awards which are expensed on a linear basis for each installment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

2.19.
Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period.

3.
Financial risk management
3.1.
Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, trade receivables, trade payables, interest bearing loans and borrowings. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•
ensure that the Group can meet its payment obligations,
•
manage financial risks,
•
ensure a supply of necessary financing, and
•
optimize the Group’s finance income and (expenses), net.

The Group’s risk management is predominantly controlled by a central treasury department (“Group Treasury”) under policies owned by the Chief Financial Officer and approved by the Board of Directors. The Chief Executive Officer is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Group Treasury and the subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1.
Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK, USD and SGD as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY due to internal loans, internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits and external sales and purchases (accounts receivables and trade payables). Internal loans that form part of the net investment in foreign operations (extended equity) are recognized in other comprehensive loss. Exposure from internal loans classified as extended equity are not included in the tables and sensitivity analysis below.

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The Group does not apply hedge accounting. As of December 31, 2025, the Group had currency derivatives of SEK 148.5 million (2024: SEK 64.9 million) for which the fair value was $0.1 million (2024: $0.0 million).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As of December 31, 2025
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/CNY	SEK/SGD	USD/SEK
Accounts receivables	2,257	10,152	—	—	—
Other receivables	—	—	—	14,997	5,060
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	—	—	—	—	(187,059)
Intercompany long-term receivable	—	—	—	—	185,147
Trade payables	(2,925)	(16,425)	(41,579)	(44,219)	(1,382)
Lease liabilities	—	(1,342)	—	—	—
Other liabilities	(15,095)	(22,002)	—	—	(152,800)
Total	(15,763)	(29,617)	(41,579)	(29,222)	(151,034)

	As of December 31, 2024
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,957	—	—	—	—	—	259	—
Other receivables	112,180	—	12,500	—	5,074	23,175	72,493	—	—
S-T deposits	40,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	(131,290)	(1,320)	—	—	—	—	—	—	—
Trade payables	(1,496)	(11,170)	—	(22,761)	(1,232)	—	—	—	—
Lease liabilities	—	(1,789)	—	—	—	—	—	—	—
Other current liabilities	—	(5,654)	(21,830)	—	—	—	(158,710)	—	(4,528)
Total	19,394	(10,977)	(9,330)	(22,761)	3,842	23,175	(86,217)	259	(4,528)

Sensitivity

The Group is primarily exposed to changes in SEK/USD, SEK/EUR, SEK/CNY, SEK/SGD and USD/SEK exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2025	2024
SEK/USD exchange rate - increase/decrease 10%	+/- 1,576	+/- 1,939
SEK/EUR exchange rate - increase/decrease 10%	+/- 2,962	+/- 1,098
SEK/CNY exchange rate - increase/decrease 10%	+/- 4,158	+/- 2,276
SEK/SGD exchange rate - increase/decrease 10%	+/- 2,922	+/- 384
USD/SEK exchange rate - increase/decrease 10%	+/- 15,103	+/- 8,622

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest rate risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into an interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from interest bearing loans and borrowings as a result of changes in interest rates.

	Impact on loss before tax
	2025	2024
Interest rates - increase by 100 basis points	+231	+391
Interest rates - decrease by 100 basis points	-461	-1,294

The interest risk for the Nordic Bonds is calculated for the three months October 1 to December 31, 2025.

The interest risk for 2024 refers to the TLB Credit Agreement (as defined below) and the term loan facility with Svensk Exportkredit which have been prepaid in full during the year ended December 31, 2025.

Fair value / Price risk

During the year ended December 31, 2023, the Group issued Convertible Notes (as defined below) which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations. The fair value of the Convertible Notes as of December 31, 2025 was $333.1 million (2024: $324.4 million).

For details on the fair value on Convertible Notes, see Note 19 “Financial instruments per category”.

Sensitivity

Profit or loss is sensitive to changes in fair value from Convertible Notes. For details on sensitivity to changes in fair value on Convertible Notes, see Note 19 “Financial instruments per category”.

Commodity price risk

The Group is exposed to risk related to the price and availability of ingredients. The Group’s financial performance depends in large part on its ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices, and transport several of those raw materials from other countries. Currently, the main ingredient in the Group’s products is oat. The Group purchases oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so its supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico and the United States and the EU, or news and rumors of a potential retaliatory tariffs. There is significant uncertainty about the imposition of tariffs in the United States following the U.S. Supreme Court decision that struck down certain U.S. tariffs implemented by the current U.S. administration and additional tariff announcements by the U.S government. The U.S. may impose tariffs using other tariff authorities and other countries may impose retaliatory tariffs or other measures. This could increase the prices the Group pays for oats, increase the prices paid by its consumers for its products, reduce its profit margins and increase the difficulty of commercial negotiations with its customers and suppliers. The prices of the ingredients the Group sources is also affected by geopolitical tensions or wars. For example, the uncertainty of future relations between the United States, Ukraine and Russia, has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for the Group and its partners to deliver products to its customers. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year’s harvest.

The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase the Group’s costs and increase its loss as a share of its revenue. In addition, macro-economic and competitive conditions could make additional price increases difficult.

A general commodity cost price increase of 5% would have increased the Group’s 2025 commodity costs by $12.8 million (2024: $11.8 million).

3.1.2.
Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2025 and 2024 were in the range from BBB to AA+.

Customer credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2025, one customer in the foodservice channel represented approximately 6% (2024: 10%) of total revenue. The Group has not had any incurred credit losses from this customer historically.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2025, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2025 and 2024 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2025	2024
Current	93,425	86,760
1-30 days past due	6,127	12,787
31-60 days past due	2,941	2,527
61-90 days past due	697	681
91- days past due	1,627	1,389
Gross carrying amount	104,817	104,144
Allowance for expected credit losses	(1,295)	(778)
Net carrying amount	103,522	103,366

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2025	2024
As at January 1	(778)	(1,220)
Increase of allowance recognized in statement of operations during the year	(1,347)	(383)
Receivables written off during the year as uncollectible	438	170
Unused amount reversed	434	617
Translation differences	(42)	38
As at December 31	(1,295)	(778)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, among others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

3.1.3.
Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As at December 31, 2025, the Group held cash and cash equivalents of $64.3 million (2024: $98.9 million) that are available for managing liquidity risk. The Group has both long-term and short-term financing arrangements.

In October 2019, the Company entered into an European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”). On October 1, 2025 the outstanding on the EIF Facility, including accrued interest, was repaid in full.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB.

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) of SEK 1,700 million (equivalent of $180.9 million) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ). The proceeds from the Nordic Bonds were used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs.

In addition, the Company has an undrawn SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”). As of December 31, 2025, the Group had no utilized loan amounts under the SSRCF.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

For more information on the Group’s credit facilities, see Note 26 “Interest-bearing loans and borrowings”.

In total, the Group had access to undrawn SSRCF commitments at the end of the reporting period amounting to $78.5 million (2024: $190.5 million).

3.1.4.
Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Nordic Bonds, liabilities to credit institutions and available facilities within the Group have a weighted average maturity of 40 months per December 31, 2025 (2024: 29 months).

The Convertible Notes (as defined below) will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company.

For changes in facilities and borrowings during the reporting period, see Note 26 “Interest-bearing loans and borrowings”.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a)
all non-derivative financial liabilities; and
b)
derivative financial instruments for which the contractual maturities represent the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

December 31, 2025	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	3,209	9,627	10,116	12,819	11,495	47,266	37,186
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	—	490,873	—	490,873	333,145
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	4,834	12,562	16,749	221,425	—	255,569	187,059
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	—	2,845	—	—	—	2,845	2,845
Trade payables	66,481	—	—	—	—	66,481	66,481
Total non-derivatives	74,524	25,034	26,865	725,117	11,495	863,034	626,716

December 31, 2024	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	3,441	10,324	11,303	17,654	14,384	57,106	45,083
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	—	546,842	—	546,842	324,395
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	5,142	13,624	16,684	151,977	—	187,427	121,973
Trade payables	60,152	—	—	—	—	60,152	60,152
Total non-derivatives	68,735	23,948	27,987	716,473	14,384	851,527	551,603

Derivatives
Foreign currency forward contracts- inflows	(3,541)	(2,361)	—	—	—	(5,902)	—
Foreign currency forward contracts- outflows	3,552	2,378	—	—	—	5,930	—
Total derivatives	11	17	—	—	—	28	2

3.2.
Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to shareholders of the parent” as shown in the balance sheet plus total borrowings (including non-current and current interest-bearing loans and borrowings and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4.
Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Revenue recognition—variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2025 and 2024 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 13 “Income tax” for further details.

Test of impairment of non-financial assets, including goodwill

In accordance with the accounting principle presented in Note 2 “Summary of significant accounting policies” the Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group considers various factors when reviewing for indicators of impairment. Due to the overall macroeconomic uncertainty, the ongoing restructuring and strategic review within the Group and previous years impairment tests being sensitive to changes in assumptions, management decided, as of December 31, 2025, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment Europe & International.

Recoverable amounts for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has determined that long-term EBITDA margin, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. For further details on the test of impairment of goodwill refer to Note 15 “Intangible assets” and for the test of other non-financial assets refer to Note 16 “Property, plant and equipment”.

Share-based compensation

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based compensation transactions including sensitivity analysis are disclosed in Note 9 “Share-based compensation”.

Convertible Notes

The Group has Convertible Notes (as defined below) which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of the Convertible Notes including sensitivity analysis are disclosed in Note 19 “Financial instruments per category”.

Asset impairment charges and other costs related to discontinued construction and closure of production facilities

Management makes assumptions and estimates when determining the non-cash impairment charges and other costs relating to the production facilities for which the decision has been made to discontinue construction or close. Management estimates the fair value less costs of disposal of property, plant and equipment and decommissioning costs based on a combination of data including agreements, quotes, ongoing negotiations with counterparties, input from suppliers and surveyors, and other market data.

5.
Segment information

5.1.
Revenue Adjusted EBITDA and EBITDA

Segment information for the years ended December 31, 2025 and 2024 presented below.

For the year ended December 31, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income	—	—	—	—	—	9,944
Finance expenses	—	—	—	—	—	(87,132)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

For the year ended December 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income	—	—	—	—	—	57,758
Finance expenses	—	—	—	—	—	(70,179)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

____________________________

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.
(3)
Relates to costs for the closure of the Group’s production facility in Singapore.
(4)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).
(5)
Expenses related to a new product launch issue
5.2.
Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets:

	2025	2024
Sweden	127,151	114,764
China	92,694	103,791
US	79,455	88,983
The Netherlands	32,002	29,349
Other	1,293	2,867
Total	332,595	339,754

5.3.
Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2025	2024
US	244,128	269,541
UK	139,243	135,550
Germany	134,596	120,068
China	128,815	113,789
Sweden	48,575	45,812
The Netherlands	28,625	26,507
Finland	18,350	20,589
Switzerland	17,077	14,044
Other	103,050	77,766
Total	862,459	823,666

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4.
Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2025	Europe & International	North America	Greater China	Total
Retail	382,505	150,213	28,791	561,509
Foodservice	97,112	98,036	87,732	282,880
Other	3,244	1,310	13,516	18,070
Total	482,861	249,559	130,039	862,459

Year Ended December 31, 2024	Europe & International	North America	Greater China	Total
Retail	351,818	140,842	11,499	504,159
Foodservice	80,261	125,639	83,343	289,243
Other	2,184	7,974	20,106	30,264
Total	434,263	274,455	114,948	823,666

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 6% in 2025 (2024:10%) were derived from a single external customer in the foodservice channel. These revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for 90% of the Group’s revenue in the years ended December 31, 2025 and 2024, respectively.

6.
Renumeration to auditors

For the year ended December 31 (in thousands of U.S. dollars)	2025	2024
EY
Audit Fees	5,869	6,640
Audit Related Fees	—	32
Tax Fees	1	17
All Other Fees	—	—
Total	5,870	6,689
Other auditors
Audit services	113	145
Tax consultancy services	13	4
Other services	—	1
Total	126	150

Audit services relate to the examination of the annual report and the accounting as well as the Board of Directors’ and CEO’s administration, all other tasks incumbent on the Company’s auditor as well as any consultancy or other services brought about by the observations made during such an examination or the performance of other such tasks.

7.
Depreciation, amortization and impairment by function

	2025
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,200)	(5,710)	—	(36,910)
Research and development expenses	(1,658)	(497)	(236)	(2,391)
Selling, general and administrative expenses	(1,013)	(5,147)	(3,849)	(10,009)
Total depreciation/amortization/impairment by function	(33,871)	(11,354)	(4,085)	(49,310)

	2024
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,819)	(6,868)	—	(38,687)
Research and development expenses	(1,390)	(437)	(185)	(2,012)
Selling, general and administrative expenses	(819)	(4,542)	(3,906)	(9,267)
Total depreciation/amortization/impairment by function(1)	(34,028)	(11,847)	(4,091)	(49,966)

(1)
The impairment related to discontinued construction of certain production facilities is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 16 “Property, plant and equipment” and Note 17 “Leases” for further details.

8.
Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

Salaries, other benefits and social security expenses	2025	2024
Salaries and other remuneration (of which bonus)	(135,526) (8,627)	(139,244) (7,452)
Social security costs	(23,196)	(20,011)
Share-based payments(1)	(13,261)	(13,598)
Pension and post-employment benefits	(10,537)	(8,871)
Total	(182,520)	(181,724)

(1) Refer to Note 9 “Share-based compensation” for further details.

Employee benefits expenses by function	2025	2024
Cost of goods sold	(36,906)	(37,240)
Research and development expenses	(11,628)	(11,645)
Selling, general and administrative expenses	(133,986)	(132,839)
Total	(182,520)	(181,724)

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives	2025	2024
Short-term employee benefits (of which bonus)	(7,529) (2,017)	(7,761) (1,263)
Pension and post-employment benefits	(392)	(551)
Share-based payments(1)	(6,074)	(7,979)
Social security costs	(1,030)	(1,546)
Total	(15,025)	(17,837)

(1) Refer to Note 9 “Share-based compensation” for further details.

During the year ended December 31, 2025, key management consisted of an average of 8 members of management, including the Company's executive officers and excluding the Board of Directors (2024: 13 members) As of December 31, 2025, key management consisted of 8 members.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2025
For the year ended December 31 (in thousands of U.S. dollars)	Base salary/board fee	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Board members
Chairperson of the Board Eric Melloul	(68)	—	—	—	(76)	(4)	(144)
Board member Benjamin Black(7)	(28)	—	—	—	—		(28)
Board member Martin Brok	(83)	—	—	—	(76)	(4)	(159)
Board member Gregory Christenson	(70)	—	—	—	(76)	(4)	(146)
Board member Ann Chung(8)	(67)	—	—	—	—		(67)
Board member Bernard Hours(9)	(33)	—	—	—	(58)	(5)	(91)
Board member Hannah Jones	(83)	—	—	—	(76)	(4)	(159)
Board member Nan Li(7)	(31)	—	—	—	—		(31)
Board member Wenjie Ma(7)	(27)	—	—	—	—		(27)
Board member Frances Rathke	(83)	—	—	—	(76)	(4)	(159)
Board member Lai Shu Tuen-Muk(9)	(39)	—	—	—	—		(39)
Board member Xin Wang(9)	(33)	—	—	—	—		(33)
Board member Yawen Wu	(70)	—	—	—	—		(70)
Employee representatives
Lillis Härd	(3)	—	—	—	—		(3)
Rholane Shiburi(10)	(1)	—	—	—	—		(1)
Chief Executive Officer and other senior executives
Chief Executive Officer Jean-Christophe Flatin	(901)	(502)	(16)	(78)	(1,763)	(6)	(3,260)
Other senior executives (7 persons)	(3,612)	(1,515)	(983)	(314)	(4,311)		(10,735)
Total remuneration to board members, CEO and other senior executives	(5,230)	(2,017)	(999)	(392)	(6,513)		(15,152)

(1) Variable remuneration relates to bonus compensation awarded by the Company’s remuneration committee in its discretion for recognition of the executive’s performance and advancement of the Company’s strategic business plan.

(2) Other remuneration is primarily comprised of car benefit, holiday allowance and health insurance.

(3) Amounts represent the expense recognized, in accordance with IFRS 2, in the consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.

(4) Represents RSUs granted in 2025 and 2024.

(5) Represents RSUs granted in 2024.

(6) Represents stock options and RSUs granted in 2022, 2023, 2024 and 2025.

(7) Mr. Black, Mr. Li and Mr. Ma joined the Board of Directors, effective July 22, 2025.

(8) Ms. Chung stepped down from the Board of Directors effective October 31, 2025.

(9) Mr. Hours, Mr. Tuen-Muk and Mr. Wang stepped down from the Board of Directors effective July 22, 2025.

(10) Mr Shiburi joined the Board of Directors effective September 26, 2025.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2024
For the year ended December 31 (in thousands of U.S. dollars)	Base pay/Board fees	Variable remuneration	Other remuneration	Pension	Share-based compensation expense	Total
Board members
Martin Brok	(86)	—	—	—	(110)	(196)
Hannah Jones	(83)	—	—	—	(110)	(192)
Frances Rathke	(83)	—	—	—	(110)	(192)
Ann Chung	(76)	—	—	—	—	(76)
Chairperson of the Board Eric Melloul	(70)	—	—	—	(82)	(152)
Lai Shu Tuen-Muk	(70)	—	—	—	—	(70)
Yawen Wu	(70)	—	—	—	—	(70)
Bernard Hours	(60)	—	—	—	(110)	(170)
Xin Wang	(60)	—	—	—	—	(60)
Gregory Christenson	(44)	—	—	—	(82)	(126)
Steven Chu	(26)	—	—	—	(27)	(53)
Toni Petersson	(23)	—	—	—	—	(23)
Employee representatives
Lillis Härd	(2)	—	—	—	—	(2)
Chief Executive Officer and other senior executives
Jean-Christophe Flatin	(787)	(227)	(14)	(31)	(2,252)	(3,311)
Other senior executives (12 persons)	(4,398)	(1,037)	(1,298)	(520)	(5,625)	(12,878)
Total remuneration to board members, CEO and other senior executives	(5,937)	(1,264)	(1,312)	(551)	(8,507)	(17,571)

For the CEO, a notice period of 6 months applies if a termination of employment should be initiated by the Company. Should a termination of employment be initiated by the CEO, the notice period is 3 months.

For other senior executives employed in Sweden, a mutual notice period of 6 months applies for everyone.

For other senior executives employed in countries other then Sweden, the notice period varies between 0-6 months from both the Company and the employee's side.

Average number of employees per geographical breakdown	2025			2024
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Sweden	558	258	300	564	266	298
China	326	185	141	394	215	179
United States of America	200	85	115	220	97	123
Netherlands	88	60	28	81	51	30
Germany	76	30	46	75	30	45
United Kingdom	63	21	42	59	19	40
Singapore	25	17	8	49	33	16
Spain	21	13	8	11	7	4
France	19	10	9	12	5	7
Austria	18	9	9	13	7	6
Finland	10	4	6	12	5	7
Poland	9	6	3	4	3	1
Denmark	9	4	5	8	4	4
Australia	8	6	2	8	5	3
Hong Kong	5	2	3	4	2	2
Ireland	3	2	1	—	—	—
Norway	2	1	1	2	1	1
Switzerland	2	—	2	—	—	—
Total	1,442	713	729	1,516	750	766

Gender distribution in management	2025			2024
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Board members	11	8	3	13	9	4
CEO and other senior executives	8	6	2	13	9	4
Total Group	19	14	5	26	18	8

9.
Share-based compensation

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 25 “Equity”.

RSUs

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted 1,330,234 RSUs, of which 352,857 were granted to members of key management, including the executive officers, and the Board of Directors. 411,040 RSUs vested during the period, of which 161,264 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next annual general meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

On June 18, 2024, pursuant to the resolutions of the Company’s remuneration committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. All holders of unexercised stock options granted during May 2021 and July 2023, with exercise prices ranging from $31.20 to $340.00, were offered to participate in the exchange. The number of new RSUs were determined such that the fair market value of the ADSs underlying the new RSUs equals the fair value of the exchanged stock options. For these purposes, fair market value was determined on a grant-by-grant basis and the number of ADSs underlying new RSUs equals the Black-Scholes option-pricing model value of the exchanged stock options, resulting in a weighted average conversion rate of 0.3492 RSUs per stock option. The exchange was completed on June 28, 2024 with a total of 212,862 new RSUs granted, of which 165,172 were granted to members of key management, including the Company's executive officers, in exchange for a total number of 609,489 stock options. The new RSUs granted will vest and become exercisable in equal installments on each of the first two annual vesting dates falling after the grant date subject to continued service.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of January 1, 2024	420,791	58.20
Granted during the period	466,690	21.00
RSUs granted in exchange for stock options	212,862	19.40
Forfeited during the period	(105,150)	39.80
Vested during the period	(175,023)	25.40
As of December 31, 2024	820,170	26.00
Granted during the period	1,330,234	11.10
Forfeited during the period	(117,861)	17.05
Vested during the period	(411,040)	29.52
As of December 31, 2025	1,621,503	13.51

Employee stock options

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted no new stock options. 196,628 stock options vested during the period, of which 100,326 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of employee stock options	Weighted average exercise price ($)
As of January 1, 2024	1,064,460	119.60
Granted during the period	463,065	20.80
Stock options exchanged to RSUs	(609,489)	102.00
Forfeited during the period(1)	(106,784)	70.60
Expired during the period(2)	(230,938)	225.40
As of December 31, 2024	580,314	26.40
Exercised during the period	(7,291)	15.22
Forfeited during the period(1)	(65,124)	22.41
Expired during the period(2)	(43,061)	30.12
As of December 31, 2025	464,838	26.81
Vested and exercisable as of December 31, 2025	198,429	32.74

(1)
Includes 0 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2025 (2024: 79,472)
(2)
Includes 15,797 expired stock options related to the Company’s organizational restructuring during the year ended December 31, 2025 (2024: 222,309)

The weighted-average ADS price at exercise for stock options exercised during the twelve months ended December 31, 2025 was $18.08.

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date. $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the ADS price at grant date, expected price volatility of the underlying ADSs, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2025 and 2024 respectively. No stock options were granted during 2025.

	2024	2023
Expected term (years)	6-8	6-8
Weighted-average ADS price at grant date	20.80	35.00
Expected price volatility of the Company’s ADSs (%)	60.00	50.00-55.00
Risk-free interest rate (%)	4.19-4.57	3.84-4.61

Share-based compensation expense was $13.3 million for the twelve months ended December 31, 2025 (2024: $13.6 million).

10.
Other operating income and (expenses), net

	2025	2024
Strategic review of Greater China business	(7,547)	—
Impairment charges related to discontinued construction of certain production facilities	—	(24,134)
Other costs related to discontinued construction of certain production facilities	—	(525)
Impairment charges related to closure of production facility	—	(19,113)
Other costs related to closure of production facility	846	(22,998)
Exchange rate differences	(206)	(2,061)
Other	1,336	1,041
Other operating income and (expenses), net	(5,571)	(67,790)

11.
Finance income and expenses

	2025	2024
Interest income	4,493	10,297
Other financial income	155	201
Fair value changes on Convertible Notes	5,296	32,954
Net foreign exchange difference	—	14,306
Total finance income	9,944	57,758
Interest expenses on loans and borrowings	(58,792)	(57,797)
Interest expenses on lease liabilities	(2,940)	(4,682)
Fair value changes on derivatives	(34)	(1,684)
Other financial expenses	(22,088)	(6,016)
Net foreign exchange difference	(3,278)	—
Total finance expenses	(87,132)	(70,179)

Fair value changes on Convertible Notes (as defined below) contain the fair value changes less the coupon rate and changes in credit risk. The coupon rate on the Convertible Notes is 9.25%. Interest expenses on loan and borrowings for the twelve months ended December 31, 2025 and 2024 contain interest expense on Convertible Notes of $36.0 million and $33.8 million, respectively. See Note 3 “Financial risk management” and Note 26 “Interest-bearing loans and borrowings”.

Other financial expenses for the year ended December 31, 2025 mainly consist of $19.9 million in transaction costs relating to the Group’s financing arrangements.

Other financial expenses for the year ended December 31, 2024 mainly consist of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements.

See Note 26 “Interest-bearing loans and borrowings” for further information.

12.
Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2025	2024
Other operating income and (expenses), net (Note 10)	(206)	(2,061)
Finance income and expenses (Note 11)	(3,278)	14,306
Exchange-rate differences—net	(3,484)	12,245

See Note 3 “Financial risk management” for further information on the Group’s primary currency exposure.

13.
Income tax

The major components of income tax (expense)/benefit for the year ended December 31, 2025 and 2024 are as follows:

	2025	2024
Current tax:
Current income tax expense	(8,057)	(3,135)
Adjustments in respect of income tax of previous years	(143)	5,006
	(8,200)	1,871
Deferred tax:
Relating to origination and reversal of temporary differences	3	(5,570)
	3	(5,570)
Income tax expense reported in the consolidated statement of operations	(8,197)	(3,699)

Reconciliation of tax expense and the accounting loss multiplied by Sweden’s corporate tax rate:

	2025	2024
Accounting loss before tax	(144,918)	(198,573)
At Sweden’s corporate income tax rate of 20,6%	29,853	40,906
Effect of tax rates in foreign jurisdictions	(737)	654
Non-taxable income	10	21
Non-deductible costs	(3,084)	(4,003)
Adjustments in respect of income tax of previous years	168	2,082
Change in unrecognized deferred taxes	(30,475)	(43,609)
Tax effect of changes in tax rates	—	3
Other	(3,932)	247
Income tax expense	(8,197)	(3,699)

Deferred tax

Deferred tax relates to the following:

	2025	2024
Property, plant and equipment	(7,078)	(6,562)
Lease right-of-use asset	(6,100)	(8,031)
Lease liability	5,466	7,547
Inventory	1,033	1,408
Loss allowances for financial assets	301	53
Accrued interest	27	2
Accrued expenses	2,776	2,342
Tax losses carried forward	952	1,192
Deferred tax credit	1,846	1,526
Share based compensation	718	580
Other	4,735	4,504
Net deferred tax assets	4,676	4,561
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	4,676	4,561

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2025	2024
Balance at January 1	4,561	10,203
Movement recognized in the consolidated statement of operations	3	(5,570)
Exchange differences	112	(72)
Balance at December 31	4,676	4,561

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2025	2024
Property, plant and equipment(1)	35,978	33,499
Lease liabilities	556	454
Tax losses carried forward	263,893	216,667
Net interest expense carried forward	36,980	18,967
Convertible Notes	3,109	—
Total unrecognized deferred tax assets	340,516	269,587

(1)
Relates to impairment charges due to the decision to discontinue the construction of the production facility in Peterborough, UK.

As of December 31, 2025, the Group’s accumulated loss carry-forwards amounted to $1,277,8 million (2024: $1,052.9 million). Tax loss carry-forwards as of December 31, 2025 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	11,211	1,266,579	1,277,790

The Group has unrecognized tax losses that arose in Sweden of $1,237.7 million (2024: $1,013.9 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $255.0 million and $208.9 million for the years ended December 31, 2025 and 2024.

Furthermore, the Group has recognized tax losses in other foreign jurisdictions amounting to $1.1 million (2024: $5.2 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2025 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2025, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies judgment in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

The Group is, as of January 1, 2025 in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2025. The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Sweden. The impact of Pillar Two income taxes is not material based on the most recently available financial information from the Group.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the P2 Rules. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

14.
Investments in subsidiaries

The Group had the following subsidiaries as at December 31, 2025:

Name	Proportion of voting rights and shares held (directly or indirectly) (%) 2025	Proportion of voting rights and shares held (directly or indirectly) (%) 2024	Number of shares	Posted value in Oatly Group AB (publ) 31 December 2025
Direct ownership
Cereal Base CEBA AB	100%	100%	10,414,372	4,637,925
Oatly AB	100%	100%	10,001	5,145,446
Indirect ownership
Oatly UK Ltd	100%	100%
Oatly UK Operations & Supply Ltd	100%	100%
Oatly Ireland Limited	100%	100%
Oatly Germany GmbH	100%	100%
Oatly Switzerland AG	100%	100%
Oatly Austria GmbH	100%	100%
Oatly Norway AS	100%	100%
Oatly Spain, S.L.U	100%	100%
Oatly Denmark ApS	100%	100%
Oy Oatly Ab	100%	100%
Oatly Netherlands BV	100%	100%
Oatly Netherlands Operation & Supply BV	100%	100%
Oatly Poland sp. z o.o.	100%	100%
Oatly France SAS	100%	100%
Oatly EMEA AB	100%	100%
Oatly Sweden Operations & Supply AB	100%	100%
Oatly Singapore Operations & Supply Pte Ltd	100%	100%
Oatly Pte Ltd	100%	100%
Oatly APAC Pte	100%	100%
Oatly Inc	100%	100%
Oatly de México, S.A. de C.V.	100%	100%
Oatly US Inc	100%	100%
Oatly US Operations & Supply Inc	100%	100%
Oatly Canada Inc	100%	100%
Havrekärnan AB	100%	100%
Oatly Australia Pty Ltd	100%	100%
Oatly Hong Kong Holding Ltd	100%	100%
Oatly Shanghai Co. Ltd	100%	100%
Oatly Food Co Ltd	100%	100%
Oatly Thousands of Island Co Ltd	100%	100%
Super planting Shanghai Food and Beverage Co. Ltd	60%	60%
Oatly Yaji (Shanghai) Catering Service Co., Ltd	100%	100%
Oatly Hainan Trading Co Ltd	100%	100%
Dong Plant (Zhuhai) Food and Beverage Co., Ltd	100%	100%

All subsidiaries are wholly owned except Super planting Shanghai Food and Beverage Co. Ltd which is 60% owned. The number of shares equals the number of voting rights.

Name	Registration number	Country of operation / registered office
Direct ownership
Cereal Base CEBA AB	556482-2988	Sweden/Malmö
Oatly AB	556446-1043	Sweden/Malmö
Indirect ownership
Oatly UK Ltd	8038012	United Kingdom/Worthing
Oatly UK Operations & Supply Ltd	12847578	United Kingdom/London
Oatly Ireland Limited	775710	Ireland/Dublin
Oatly Germany GmbH	27/459/31354	Germany/Berlin
Oatly Switzerland AG	CHE-181.778.500	Schweiz/Appenzell
Oatly Austria GmbH	FN548816h	Austria/Ried im Innkreis
Oatly Norway AS	818976062	Norway/Oslo
Oatly Spain, S.L.U	M-763172	Spain/Madrid
Oatly Denmark ApS	42992836	Denmark/Copenhagen
Oy Oatly Ab	2858489-6	Finland/Helsingfors
Oatly Netherlands BV	73642746	The Netherlands/Vlissingen
Oatly Netherlands Operation & Supply BV	73642754	The Netherlands/Vlissingen
Oatly Poland sp. z o.o.	0000973894	Poland/Warszawa
Oatly France SAS	948 863 709 RCSParis	France/Paris
Oatly EMEA AB	559163-7698	Sweden/Malmö
Oatly Sweden Operations & Supply AB	559163-7680	Sweden/Malmö
Oatly Singapore Operations & Supply Pte Ltd	201931793R	Singapore/Singapore
Oatly Pte Ltd	202009237Z	Singapore/Singapore
Oatly APAC Pte	202010927Z	Singapore/Singapore
Oatly de México, S.A. de C.V.	OME2401319Z5	Mexico/Mexico City
Oatly Inc	5175500	USA/Delaware
Oatly US Inc	7713489	USA/Delaware
Oatly US Operations & Supply Inc	7331326	USA/Delaware
Oatly Canada Inc	720693	Canada/Saint John, NB
Havrekärnan AB	556645-7213	Sweden/Landskrona
Oatly Australia Pty Ltd	644817327	Australia/Melbourne
Oatly Hong Kong Holding Ltd	1558549	Hong Kong/China, Hong Kong
Oatly Shanghai Co. Ltd	91310000MA1G	China/Shanghai
Oatly Food Co Ltd	91340500MA2WHW8X03	China/Shanghai
Oatly Thousands of Island Co Ltd	91330127MA2KJGFG2Q	China/Shanghai
Super planting Shanghai Food and Beverage Co. Ltd	91310106MAC6K59H3R	China/Shanghai
Oatly Yaji (Shanghai) Catering Service Co., Ltd	91310104MADF52NM36	China/Shanghai
Oatly Hainan Trading Co Ltd	91460000MA5U11140P	China/Hainan
Dong Plant (Zhuhai) Food and Beverage Co., Ltd.	91440400MACH0YG33W	China/Zhuhai

15.
Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2024	118,213	15,326	7,617	1,159	142,315
Additions	—	—	1,087	966	2,053
Reclassification	—	782	—	(782)	—
Exchange differences	(10,972)	(1,435)	(687)	(130)	(13,224)
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Additions	—	3	1,336	1,475	2,814
Reclassification	—	1,061	(20)	(1,041)	—
Exchange differences	21,248	2,919	1,497	259	25,923
At December 31, 2025	128,489	18,656	10,830	1,906	159,881
Accumulated amortization
At January 1, 2024	—	(8,357)	(3,632)	—	(11,989)
Amortization charge	—	(2,493)	(1,598)	—	(4,091)
Impairment	—	(106)	—	—	(106)
Exchange differences	—	873	377	—	1,250
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Amortization charge	—	(2,505)	(1,309)	—	(3,814)
Impairment	—	—	—	(271)	(271)
Exchange differences	—	(2,164)	(945)	(4)	(3,113)
At December 31, 2025	—	(14,752)	(7,107)	(275)	(22,134)
Cost, net accumulated amortization
At December 31, 2024	107,241	4,590	3,164	1,213	116,208
At December 31, 2025	128,489	3,904	3,723	1,631	137,747

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

15.1.
Test of goodwill impairment

The Chief Executive Officer assesses the operating performance based on the Group’s three operating segments: Europe &

International, North America and Greater China. Goodwill is monitored by the Chief Executive Officer at the level of the three operating segments. The goodwill existing as at December 31, 2025 and 2024 is entirely attributable to Europe & International.

The Group tests whether goodwill has suffered any impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performed its annual impairment test as of December 31, 2025 and 2024.

For the 2025 and 2024 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2024: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 9.8% (2024: 10.2%).

The following are key assumptions used in value in use calculations:

•
Long-term EBITDA margin
•
Long-term growth rate
•
Pre-tax discount rate

Management has determined the values assigned to each of the above key assumptions as follows:

•
Long-term EBITDA margin: Based on past performance and management’s expectations for the future when continuing to scale the business.
•
Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period.

•
The rates are consistent with forecasts included in industry reports.
•
Pre-tax discount rate: Reflect specific risks relating to the relevant segment and the countries in which they operate.
•
The recoverable amount exceeds the carrying amount of goodwill.

Sensitivity analysis

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment of goodwill.

16.
Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2025 and December 31, 2024 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2024	104,749	278,849	217,295	600,893
Additions	4,223	17,779	16,044	38,046
Sold(1)	—	(77)	(84,254)	(84,331)
Disposals(2)	(116)	(1,884)	(89,584)	(91,584)
Reclassifications	1,856	1,834	(3,690)	—
Exchange differences	(5,901)	(10,348)	(1,496)	(17,745)
At December 31, 2024	104,811	286,153	54,315	445,279
Additions	270	5,011	4,437	9,718
Sold	—	(17,668)	(252)	(17,920)
Disposals	(6,826)	(8,195)	(185)	(15,206)
Reclassifications	3,562	27,873	(31,435)	—
Exchange differences	11,334	20,393	5,535	37,262
At December 31, 2025	113,151	313,567	32,415	459,133
Accumulated depreciation and impairment
At January 1, 2024	(15,068)	(72,479)	(153,060)	(240,607)
Depreciation charge	(6,206)	(27,822)	—	(34,028)
Sold(1)	—	10	80,104	80,114
Disposals(2)	49	1,650	75,291	76,990
Impairment(3)	(3,294)	(14,416)	(19,595)	(37,305)
Exchange differences	1,143	3,532	(919)	3,756
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Depreciation charge	(6,609)	(26,793)	—	(33,402)
Sold(4)	—	16,998	252	17,250
Disposals(4)	6,826	8,234	174	15,234
Impairment	—	(469)	—	(469)
Exchange differences	(2,880)	(8,461)	(637)	(11,978)
At December 31, 2025	(26,039)	(120,016)	(18,390)	(164,445)
Cost, net accumulated depreciation and impairment
At December 31, 2024	81,435	176,628	36,136	294,199
At December 31, 2025	87,112	193,551	14,025	294,688

(1)
Relates primarily to sold assets due to the decision to discontinue the construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(2)
Relates primarily to disposal of assets due to the decision to discontinue the construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(3)
Of the total $37.3 million, $19.1 million relates to impairment charges due to the closure of the production facility in Singapore, and $17.6 million relates to impairment charges due to the decision to discontinue the construction of the production facility in China (Asia III).
(4)
Relates primarily to sold and disposed assets due to the closure of the Group’s production facility in Singapore.

The additions during the year ended December 31, 2025 is mainly related to investment in existing production facilities.

The reclassifications between construction in progress and land and buildings and plant and machinery during the year ended December 31, 2025 are mainly related to the Landskrona, Sweden production facility.

The depreciation expense for years ended December 31, 2025 and 2024 was $33.4 million, $34.0 million, respectively.

Part of the Group’s property, plant and equipment are pledged to secure the Group’s interest-bearing loans and borrowings. Refer to Note 26 “Interest-bearing loans and borrowings” for further details.

16.1.
Test of impairment

As described in Note 4 “Significant accounting judgments, estimates and assessments”, management decided, for the 2025 and 2024 reporting periods, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 15 “Intangible assets” for disclosure of impairment test for the operating segment Europe & International. The Group performed the impairment tests as of December 31, 2025 and 2024.

For North America and Greater China the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions, refer Note 15 “Intangible assets” for disclosure on the assumptions used. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used for North America was 10.1% (2024:10.6%) and for Greater China 8.4% (2024:9.2%).

The recoverable amount exceeds the carrying amount of non-financial assets for both North America and Greater China.

Sensitivity analysis - Greater China

The recoverable amount of the Greater China CGU would equal the carrying amount if the pre-tax discount rate increased by 2.0 percentage points or if the long-term EBITDA margin decreased by 2.1 percentage points.

Sensitivity analysis – North America

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment for North America.

17.
Leases

This note provides information for leases where the Group is a lessee.

17.1.
The Group’s leasing activities and how these are accounted for

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

17.2.
Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2025	2024
Right-of-use assets
Land and buildings	26,592	31,172
Plant and machinery	11,315	14,383
Total	37,907	45,555
Lease liabilities
Non-current	24,729	31,724
Current	12,457	13,359
Total	37,186	45,083

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2024	92,573	31,782	124,355
Increases	1,643	1,263	2,906
Decreases(1)	(36,065)	(3,376)	(39,441)
Exchange differences	(2,062)	(1,491)	(3,553)
At December 31, 2024	56,089	28,178	84,267
Increases	1,064	194	1,258
Decreases(2)	(6,159)	(3,861)	(10,020)
Exchange differences	3,858	2,543	6,401
At December 31, 2025	54,852	27,054	81,906
Accumulated depreciation and impairment
At January 1, 2024	(23,139)	(12,823)	(35,962)
Depreciation	(7,418)	(4,390)	(11,808)
Decreases	9,865	2,622	12,487
Impairment(3)	(4,809)	—	(4,809)
Exchange differences	584	796	1,380
At December 31, 2024	(24,917)	(13,795)	(38,712)
Depreciation	(7,485)	(3,869)	(11,354)
Decreases(4)	5,716	3,451	9,167
Exchange differences	(1,574)	(1,526)	(3,100)
At December 31, 2025	(28,260)	(15,739)	(43,999)
Cost, net accumulated depreciation and impairment
At December 31, 2024	31,172	14,383	45,555
At December 31, 2025	26,592	11,315	37,907

(1)
Primarily related to terminated lease contract due to the discontinued construction of the Group’s production facility in Peterborough, UK.
(2)
Decreases in Land and buildings relate primarily to cancelled and returned land lease due to the discontinued construction of the production facility in China(Asia III).
(3)
Included an asset impairment charge of $3.9 million due to the decision to discontinue the construction of the Group’s second production facility in China (Asia III).

17.3.
Amounts recognized in the consolidated statement of operations

Depreciation and impairment charge of right-of-use assets	2025	2024
Land and buildings	(7,485)	(12,227)
Plant and machinery	(3,869)	(4,390)
Total	(11,354)	(16,617)
Interest expense (included in finance expenses)	(2,940)	(4,682)
Expense relating to short-term leases and low-value assets	(272)	(175)

The total cash outflow for leases in 2025 was $15.2 million (2024: 24.5 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2025, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

18.
Other non-current receivables

	2025	2024
Promissory note	27,990	24,867
Long-term prepaid expenses	13,485	14,634
Derivatives	4,375	125
Deposits	1,007	1,024
Other receivables	135	3,681
Total	46,992	44,331

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Derivatives consist of interest rate cap and embedded derivatives related to the Company’s Nordic Bonds. See Note 26 “Interest-bearing loans and borrowings” for further details on the Nordic Bonds.

19.
Financial instruments per category

	2025	2024	2025	2024
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	42,617	44,206
Derivatives (part of Other non-current receivables)	4,375	125	—	—
Trade receivables	—	—	103,522	103,366
Other current receivables	—	—	9,518	8,297
Derivatives (part of Other current receivables)	129	—	—	—
Cash and cash equivalents	—	—	64,345	98,923
Total	4,504	125	220,002	254,792

	2025	2024	2025	2024
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Convertible Notes (part of Current interest-bearing loans and borrowings)	333,145	324,395	—	—
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	—	—	187,059	—
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	—	—	2,845	121,973
Trade payables	—	—	66,481	60,152
Derivatives (part of Other current liabilities)	—	2	—	—
Accrued expenses	—	—	79,223	79,435
Total	333,145	324,397	335,608	261,560

The change in fair value recorded in the profit and loss for 2025 was a gain of $5.3 million (2024: gain of $31.3 million), consisting primarily of fair value changes on Convertible Notes. The fair value changes are included in Finance income and (expenses), net in the consolidated statement of operations.

Fair value hierarchy

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	4,375	—
Derivatives (part of Other current receivables)	—	129	—
Total financial assets	—	4,504	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	333,145
Total financial liabilities	—	—	333,145

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

There were no transfers between the levels during 2025 and 2024.

The carrying amount of the promissory note is a reasonable approximation of fair value. See Note 18 “Other non-current receivables”.

The carrying amount of the Nordic Bonds in the Group is a reasonable approximation of fair value. See Note 26 “Interest-bearing loans and borrowings”.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	30,739
Change in fair value recognized in consolidated statement of comprehensive loss	16,355
Repurchase of U.S. Notes	(38,344)
At December 31, 2025	333,145

	December 31, 2025	December 31, 2024
Carrying amount	333,145	324,395
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	490,873	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(157,728)	(222,447)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2025 and 2024:

	2025	2024
Conversion price per ADS ($)(1)	27.2-28.2	27.2-37.8
ADS price at valuation date ($)	10.69	13.26
Expected price volatility of the Company ADS (%)	60.00	70.00
Risk-free interest rate (%)	3.53	4.30
Market interest rate (%)	18.00	20.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes see Note 26 “Interest-bearing loans and borrowings”.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	2025	2024
ADS price decrease 30%	322,377	303,849
ADS price increase 30%	346,524	346,372
Volatility decrease 10 percentage points	327,779	319,311
Volatility increase 10 percentage points	336,942	329,108
Risk-free interest rate decrease 1 percentage point	332,581	323,810
Risk-free interest rate increase 1 percentage point	333,707	324,954
Market interest rate decrease 1 percentage point	340,451	333,154
Market interest rate increase 1 percentage point	326,065	315,973

20.
Inventories

	2025	2024
Raw materials and consumables	12,326	12,565
Finished goods	56,211	53,037
Total	68,537	65,602

Inventories recognized as an expense during the year ended December 31, 2025 amounted to $552.7 million (2024: $555.7 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2025 amounted to $8.0 million (2024: $3.1 million). The write-downs were recognized as an expense during the years ended December 31, 2025 and 2024 and included in cost of goods sold in the consolidated statement of operations.

21.
Trade receivables

	2025	2024
Trade receivables	104,817	104,144
Less: allowance for expected credit losses	(1,295)	(778)
Trade receivables—net	103,522	103,366

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2025	2024
EUR	30,788	31,660
GBP	21,155	19,670
USD	20,116	29,931
CNY	17,956	13,616
SEK	4,430	2,701
Other	9,077	5,788
Total	103,522	103,366

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 “Credit risk”.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

22.
Other current receivables

	2025	2024
Value added tax	7,604	6,169
Advance payments to vendors	2,201	1,158
Derivatives	129	—
Other	7,504	8,411
Total	17,438	15,738

23.
Prepaid expenses

	2025	2024
Prepaid financing expenses	2,613	2,312
Prepaid selling and marketing expenses	1,176	1,264
Prepaid insurance expenses	549	555
Other	4,270	5,271
Total	8,608	9,402

24.
Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2025	2024
Short-term deposits	—	40,000
Cash at bank and on hand	64,345	58,923
Total	64,345	98,923

In 2024, short-term deposits were time deposits and structured deposits, with maturities of one to three months.

25.
Equity

Share capital and treasury shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2025, the Company exercised 8,452,360 warrants (May 2024: 3,667,255 warrants, May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of December 31, 2025 and 2024, there were 53,844,736 and 62,297,096 warrants outstanding, respectively.

Upon exercise of the warrants in May 2025, 8,452,360 ordinary shares were allotted and issued. During the twelve months ended December 31, 2025, the equivalent of 7,973,001 ordinary shares have been delivered to participants under the 2021 Incentive Award Plan in the form of ADSs. The remaining balance is held as treasury shares to enable the Company’s timely delivery of ordinary shares upon the exercise of outstanding stock options and to meet future vesting of the RSUs.

On October 3, 2025, 17,962,680 ordinary shares were issued in connection with repurchases and cancellations of U.S. Notes (as defined below). See Note 26 “Interest-bearing loans and borrowings” for further details.

During the twelve months ended December 31, 2025, 4,480 treasury shares were sold to cover fees in connection with the ADS Ratio Change.

As of December 31, 2025 and 2024, 624,500,001 and 598,559,840 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 891,459 and 416,580 treasury shares as of December 31, 2025 and December 31, 2024, respectively.

Other contributed capital

As of December 31, 2025 and December 31, 2024 other contributed capital of $1,641.6 million and $1,628.0 million respectively, consists of share premium, shareholders contribution and proceeds from warrant issues and exercise of stock options.

Other reserves

As of December 31, 2025, other reserves of $(225.4) million consists of fair value reserve of $(80.0) million related to fair value gains and losses on the Convertible Notes (as defined below) attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(145.4) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2024, other reserves of $(274.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(201.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of December 31, 2025 and December 31, 2024 accumulated deficit of $(1,397.8) million and $(1,249.3) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2025 and December 31, 2024, non-controlling interests amounted to $1.1 million and $1.4 million, respectively.

26.
Interest-bearing loans and borrowings

	2025	2024
Non-current interest-bearing loans and borrowings
Nordic Bonds	182,783	—
Liabilities to credit institutions	—	116,216
Total non-current interest-bearing loans and borrowings	182,783	116,216

Current interest-bearing loans and borrowings
Convertible Notes	333,145	324,395
Nordic Bonds	4,276	—
Liabilities to credit institutions	2,845	5,757
Total current interest-bearing loans and borrowings	340,266	330,152
Total	523,049	446,368

As of December 31, 2025, interest-bearing loans and borrowing amounted to $523.0 million and was related to the Nordic Bonds, the Convertible Notes, and utilized amounts on the CMB Credit Facility (each as defined below). As of December 31, 2024, interest-bearing loans and borrowing amounted to $446.4 million, and was related to the Convertible Notes, and outstanding amounts under the TLB Credit Agreement and the term loan facility with Svensk Exportkredit.

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, (iv) a distribution incurrence test (total net leverage ratio of the Group shall be equal to or less than 2.75:1, pro forma for the payment) which applies in respect of certain distributions by the Company to its shareholders, including dividends, and (v) other negative covenants such as restrictions on indebtedness, liens and asset disposals. As of December 31, 2025, the Group had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF (as defined below) share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF (as defined below) and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

Currency risk (transaction risk)

The Nordic Bonds are denominated in SEK and the issuer within the Group is Oatly Group AB (publ) with a functional currency of USD. The Group is therefore exposed to currency risk USD/SEK and if the rate would increase/decrease by 10% the impact on loss before tax for the twelve months ended December 31, 2025, would be $16.7 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds. If variable interest increased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.2 million. If variable interest decreased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.5 million.

Liabilities to credit institutions

On March 19, 2025, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval and are available for one year, are unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, the Company entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on September 30, 2027). Moreover, the terms and conditions of the SSRCF contain certain negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals. Subject to certain exceptions, the payment of dividends by the Company generally requires that the total net leverage ratio of the Group is equal to or less than 3.50:1 (pro forma for the payment).. The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of December 31, 2025, the Group had access to $78.5 million in undrawn SSRCF commitments.

On October 1, 2025, the term loan facility with Svensk Exportkredit was prepaid in full. On October 3, 2025, as described above, part of the proceeds from the Nordic Bonds were used to prepay the TLB Credit Agreement in full.

Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, the Company completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

For details on the fair value on Convertible Notes, see Note 19 “Financial instruments per category”.

27.
Provisions

Restructuring
At January 1, 2025	33,061
Charged to the consolidated statement of operations:
- Additional provisions recognized	5,256
- Unwinding of discount effect	573
- Reversal of non-utilized amounts	(1,721)
Amounts used during the year	(18,847)
Charged to other comprehensive loss:
- Exchange differences	1,738
At December 31, 2025	20,060
Non-current	2,697
Current	17,363

Restructuring

The restructuring provisions recorded in 2025 were principally related to organizational restructuring.

The restructuring provisions recorded in 2024 were principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The remaining amounts relating to the closure of the facility are expected to be paid throughout 2026 and into the first quarter of 2027. The Group also recorded provisions related to organizational restructuring. The main part of the organizational restructuring plan was drawn up and announced to the employees during 2024, with some additional parts being announced and recorded as expense during 2025.

During the year ended December 31, 2025, the Group had $8.6 million in cash outflows relating to organizational restructuring and $10.2 million in cash outflows relating to the closure of the production facility in Singapore.

28.
Other current liabilities

	2025	2024
Value added tax	8,621	5,290
Employee withholding taxes	2,333	1,943
Derivatives	—	2
Other	222	763
Total	11,176	7,998

29.
Accrued expenses

	2025	2024
Accrued variable consideration	32,322	24,549
Accrued personnel expenses	28,709	24,284
Accrued logistic expenses	10,940	10,762
Accrued production expenses	7,797	12,701
Accrued marketing and sales expenses	6,739	9,218
Other accrued expenses	21,425	22,205
Total	107,932	103,719

30.
Related party disclosures

Entity with significant influence over the Group

CR Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 43.5% of the ordinary shares in the Group (2024: 45.4%). Related parties are CR Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 8 “Employee and personnel costs”.

Subsidiaries

Interests in subsidiaries are set out in Note 14 “Investments in subsidiaries”.

Transactions with related parties

For 2025, $1.2 million (2024: $1.4 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest with a fair value of $174.0 million. As of December 31, 2025, the fair value of the outstanding Convertible Notes to related parties amounted to $182.1 million. The Convertible Notes were issued with the terms and conditions described in Note 26 “Interest-bearing loans and borrowings”.

31.
Changes in liabilities attributable to financing activities

	Leases	Nordic Bonds	Liabilities to credit institutions	Convertible Notes	Total
Balance at January 1, 2024	89,002	—	120,305	323,528	532,835
Cash flows	(19,645)	—	(2,678)	—	(22,323)
Non-cash flows:
Addition – leases	2,880	—	—	—	2,880
Foreign exchange adjustments	(2,027)	—	840	—	(1,187)
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	867	867
Cancellation - leases(1)	(25,118)	—	—	—	(25,118)
Other changes	(9)	—	3,506	—	3,497
Balance at December 31, 2024	45,083	—	121,973	324,395	491,451
Cash flows	(11,945)	175,415	(130,521)	(24,629)	8,320
Non-cash flows:
Addition – leases	1,258	—	—	—	1,258
Foreign exchange adjustments	3,301	4,280	(1,745)	—	5,836
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	30,739	30,739
Change in fair value recognized in consolidated statement of comprehensive loss	—	—	—	16,355	16,355
Separation of embedded derivative	—	3,075	—	—	3,075
Fair value change embedded derivative recognized in the consolidated statement of operations	—	72	—	—	72
Repurchase of U.S. Notes	—	—	—	(13,715)	(13,715)
Other changes(2)	(511)	4,217	13,138	—	16,844
Balance at December 31, 2025	37,186	187,059	2,845	333,145	560,235

(1) Cancellation is primarily related to terminated lease contract due to the continued exit of the production facility in Peterborough, UK.

(2) Other changes in liabilities to credit institutions includes transaction costs of $10.4 million that were expensed when the TLB agreement was extinguished on October 3, 2025. See Note 26 “Interest-bearing loans and borrowings” for further details.

The Group classifies interest paid as cash flows from operating activities.

32.
Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

	2025	2024
Loss for the year, attributable to the shareholders of the parent	(152,771)	(201,949)
Weighted average number of shares	607,525,897	596,886,163
Basic and diluted loss per share, U.S. $	(0.25)	(0.34)
Weighted average number of ADS (1 ADS representing 20 ordinary shares)(1)	30,376,295	29,844,308
Basic and diluted loss per ADS, U.S. $	(5.03)	(6.77)

(1) On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The weighted average number of ADSs has been calculated by dividing the weighted average number of shares by 20, even though the actual number of outstanding ADSs is lower since not all of the ordinary shares in the Company are represented by ADSs. For further details on the ADS Ratio Change, see Note 2 “Summary of accounting policies”.

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2025	2024
Restricted stock units representing ordinary shares	32,430,060	16,403,397
Stock options representing ordinary shares	9,296,760	11,606,280
Convertible Notes(1)	359,462,635	400,616,344

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs, and after considering the repurchases and cancellations of an aggregate amount of $42.9 million Convertible Notes that occurred on October 3, 2025. For further details on the Convertible Notes, the conversion price reset mechanism and the repurchases and cancellations see Note 26 “Interest-bearing loans and borrowings”.

Refer to Note 9 “Share-based compensation” for a description of RSUs and stock options.

33.
Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2025, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $13.9 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 17 “Leases”.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB (publ) et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB (publ) et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB (publ) et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. Those actions were consolidated under the caption In re Oatly Group AB (publ) Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleged violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB (publ) et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB (publ) et al. pending final adjudication of In re Oatly Group AB (publ) Securities Litigation. In October 2023, the parties reached a settlement in principle of both matters requiring the Company to pay $9.25 million, which was contingent upon court approval, among other things. In July 2024 the United States District Court for the Southern District of New York approved the settlement of In re Oatly Group AB (publ) Securities Litigation, and in August

2024, the New York County Supreme Court approved the settlement of Hipple v. Oatly Group AB (publ) et al., effectively concluding all pending class actions.

PARENT COMPANY INCOME STATEMENT

For the year ended 31 December (in thousands of SEK)	Note	2025	2024
Revenue	35, 36	18,339	40,937
Other operating income		2,363	419
		20,702	41,356
Operating expenses
Other external expenses	37	(54,549)	(164,333)
Personnel costs	40	(9,280)	(23,894)
Other operating expenses	41	(2,371)	(6,979)
Operating loss		(45,498)	(153,850)

Profit/(loss) from financial items	38
Other interest income and similar items		1,073,539	694,464
Impairment of shares in subsidiaries	43	—	(1,574,500)
Interest expenses and similar income items		(457,698)	(387,275)
Profit/(loss) after financial items		570,343	(1,421,161)

Profit/(loss) before tax and year-end appropriations		570,343	(1,421,161)

Year-end appropriations	42	(577,832)	114,550

Income tax (expense)/benefit	39	—	—

Loss for the year		(7,489)	(1,306,611)

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December (in thousands of SEK)	Note	2025	2024
Loss for the year		-7,489	-1,306,611
Other comprehensive income/(loss):
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	52	-154,364	—
Total other comprehensive income/(loss) for the year		-154,364	—
Total comprehensive loss for the year		-161,853	-1,306,611

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

As at December 31 (in thousands of SEK)	Note	2025	2024
ASSETS
Non-current assets
Financial assets
Shares in group companies	43	9,783,370	4,137,925
Receivables from group companies	44	1,700,000	6,550,000
Other receivables	51	40,178	—
Total fixed assets		11,523,548	10,687,925
Current assets
Short term assets
Receivables from group companies		62,006	131,535
Other receivables		9,098	6,960
Prepaid expenses and accrued income	45	3,854	5,969
Total current receivables		74,958	144,464
Cash and cash equivalents	46	24,992	17,524
Total current assets		99,950	161,988
TOTAL ASSETS		11,623,498	10,849,913

EQUITY AND LIABILITIES
Equity
Restricted equity
Share capital	50	937	897
Unrestricted equity
Treasury shares		(1)	(2)
Share premium		13,254,910	13,126,053
Other reserves		(840,891)	(771,396)
Retained earnings		(6,888,177)	(6,390,104)
Loss for the year		(7,489)	(1,306,611)
Total equity		5,519,289	5,430,233

Non-current liabilities
Interest-bearing loans and borrowings	52	1,677,034	—
Total non-current liabilities		1,677,034	—

Current liabilities
Interest-bearing loans and borrowings	52	3,098,160	3,568,704
Trade payables		6,982	10,785
Liabilities to group companies		1,290,354	1,798,014
Other liabilities	48	12,681	1,551
Accrued expenses and prepaid income	49	18,998	40,626
Total current liabilities		4,427,175	5,419,680
TOTAL EQUITY AND LIABILITIES		11,623,498	10,849,913

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

(in thousands of SEK)	Note	Share capital	Treasury shares	Share premium	Other reserves	Retained earnings	Profit of the year	Total equity
Balance at December 31, 2023, in accordance with the approved statement of financial position	50	892	(1)	13,126,053	—	2,520,923	(9,057,145)	6,590,722
Effect of change in accounting policies		—	—	—	(771,396)	771,396	—	—
Adjusted equity as of December 31, 2023		892	(1)	13,126,053	(771,396)	3,292,319	(9,057,145)	6,590,722
Issue of shares		—	(1)	—	—	—	—	-1
New share issue		5	—	—	—	(4)	—	1
Share-based payments		—	—	—	—	146,121	—	146,121
Transfer of last year's profit or loss		—	—	—	—	(9,057,145)	9,057,145	—
Net loss for the year and other comprehensive income		—	—	—	—	—	(1,306,611)	(1,306,611)
Balance at December 31, 2024		897	(2)	13,126,053	(771,396)	(5,618,709)	(1,306,611)	5,430,233
Loss for the year		—	—	—	—	—	(7,489)	(7,489)
Other comprehensive loss for the year		—	—	—	(154,364)	—	—	(154,364)
Total comprehensive loss for the year		—	—	—	(154,364)	—	(7,489)	(161,853)
Issue of shares		—	1	—	—	—	—	1
New share issue		13	—	—	—	(13)	—	—
Exercise of stock options		—	0	—	—	1,052	—	1,052
Share-based payments		—	—	—	—	123,498	—	123,498
Redemption of shares		—	(0)	—	—	(2,526)	—	(2,526)
Repurchase of U.S Notes		27	—	128,857	84,869	(84,869)	—	128,884
Transfer of last year's profit or loss		—	—	—	—	(1,306,611)	1,306,611	—
Balance at December 31, 2025		937	(1)	13,254,910	(840,891)	(6,888,177)	(7,489)	5,519,289

PARENT COMPANY STATEMENT OF CASH FLOWS

For the year ended December 31 (in thousands of SEK)	Note	2025	2024
Operating activities
Profit/(loss)after financial items		570,343	(1,421,161)
Adjustments for non-cash items		(610,300)	1,173,955
- Cost for share-based remuneration	40	5,541	11,089
- Change in Other provisions		—	(104,445)
- Impairment of shares in subsidiaries	43	—	1,574,500
- Finance income	38	(1,073,539)	(694,464)
- Finance expenses	38	457,698	387,275
Interest received		551	70
Interest paid		(44,574)	(1,464)
Tax paid		—	(2,449)
Cash flow used in operating activities before changes in working capital		(83,980)	(251,049)
Cash flow from changes in working capital
Change in current receivables		60,254	655,303
Change in accounts payable		(3,802)	(4,634)
Change in current liabilities		(1,346,263)	(390,412)
Cash flow (used in)/from operating activities		(1,373,792)	9,208
Investing activities
Cash flow used in investing activities		—	—
Financing activities
Proceeds from exercise of warrants		1,034	—
Repurchase of U.S Notes	47	(231,482)	—
Issue of Nordic Bonds	52	1,700,000	—
Payment of transaction costs		(85,160)	—
Cash flows from financing activities		1,384,392	—
Cash flow for the year		10,601	9,208

Cash and cash equivalents at January 1		17,524	7,895
Exchange rate differences in cash and cash equivalents		(3,133)	422
Cash and cash equivalents at December 31	46	24,992	17,524

34.
Parent Company accounting policies

The principal accounting policies used in the preparation of this annual report are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of SEK unless otherwise stated. Certain monetary amounts included in this Annual Report for the Parent Company have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Basis for preparation

The Parent Company’s accounting and valuation policies comply with the Swedish Annual Accounts Act and Swedish Financial Reporting Board recommendation RFR 2 Accounting for Legal Entities. The application of RFR 2 Notes requires that the Parent Company as legal entity shall apply all IFRS adopted by the EU and statements to the extent that this is possible within the framework of the Annual Accounts Act and the Pension Obligations Vesting Act and with consideration to the relationship between accounting and taxation.

The Parent Company applies other accounting policies than the Group in the cases stated below:

Presentation formats

The income statement and balance sheet are presented in accordance with the presentation format prescribed in the Swedish Annual Accounts Act. The presentation format for the statement of changes in equity is also consistent with the Group’s format but shall also include the columns stated in the Swedish Annual Accounts Act. Moreover, there is a difference in terms, compared with the consolidated accounts, mainly regarding financial income and expenses, and equity.

Participations in subsidiaries

Participations in subsidiaries are recognized using the cost method, which means that the investments are recognized in the balance sheet at cost less any impairment. The cost includes acquisition-related costs and any contingent consideration. The recoverable amount is calculated if there is an indication of impairment of participations in subsidiaries. If this value is lower than the carrying amount, an impairment loss is recognized. Impairment is recognized under Profit from participations in Group companies.

Shareholder’s contributions

Shareholders’ contributions paid are recognized in the Parent Company as an increase in the carrying amount of the holding and in the receiving company as an increase in equity.

Group contributions

Group contributions are recognized in accordance with the alternate rules in RFR 2, which mean that Group contributions made and received are recognized as appropriations in profit or loss.

Change in accounting policies

From the financial year 2025, the Company has changed its accounting policy regarding the application of the exemption in RFR 2 relating to IFRS 9, paragraph 5.7.7. Previously, the Company applied the exemption and therefore did not recognize changes in fair value attributable to changes in credit risk in other comprehensive income.

Following the Swedish Financial Reporting Board’s (Rådet för hållbarhets- och finansiell rapportering) revised assessment, the exemption in RFR 2 relating to IFRS 9, paragraph 5.7.7 has been removed. Consequently, changes in fair value attributable to changes in credit risk are now recognized in other comprehensive income.

The change in accounting policy has been applied retrospectively, which means that comparative figures have been restated and the effect of the restatement has been recognized in the parent company’s statement of changes in equity.

35.
Net sales by geographic market/country

The Parent Company receives revenue from the transfer of services at a point in time in the following geographic regions:

Net sales per market
For the year ending December 31 (in thousands of SEK)	2025	2024
Sweden	18,339	40,937
Total	18,339	40,937

36.
Intra-Group purchases and sales

For the year ending December 31	2025	2024
Percentage of total purchases during the year from other Group companies	—	—
Percentage of total sales during the year to other Group companies	100%	100%

37.
Renumeration to the auditors

For the year ending December 31 (in thousands of SEK)	2025	2024
EY
Audit services	2,667	53,953
Other services	—	351
Total	2,667	54,304

Audit services refer to the examination of the annual accounts and accounting records, as well as the administration of the Board of Directors and the CEO, other tasks incumbent on the Company’s auditor as well as advice and other assistance occasioned by observations made in the course of such examination or the performance of such other tasks.

The decrease in audit fees is attributable to the group audit costs, are now being charged to the subsidiary Oatly AB starting from the financial year 2025.

38.
Financial income and expenses

For the year ending December 31 (in thousands of SEK)	2025	2024
Interest income from Group companies	426,176	665,702
Other interest income	550	70
Fair value changes on Convertible Notes(1)	646,813	18,286
Exchange rate differences - net	—	10,406
Total other interest income and similar profit/loss items	1,073,539	694,464
Interest expense to Group companies	31,926	27,648
Interest expense on loans and borrowings	385,637	358,163
Other interest expenses	4	78
Exchange rate differences - net	4,922	—
Other financial expenses	35,209	1,386
Total interest expenses and similar profit/loss items	457,698	387,275

(1) See Note 52 “Interest-bearing loans and borrowings” for more detailed information about reported revaluation effects.

Other financial expenses for the year ended December 31, 2025 mainly consist of 34,3 million SEK in transaction costs relating to the parents financing arrangements.

39.
Income tax (expense)/benefit

For the year ending December 31 (in thousands of SEK)	2025	2024
Total reported tax	—	—
Reconciliation of tax expenses and loss in the accounts, multiplied by current corporate tax rate:
Loss before tax	(7,489)	(1,306,611)
At Sweden’s corporate income tax rate of 20.6%	1,543	269,162
Non-deductible costs related to impairment of shares in subsidiaries	—	(324,347)
Other non-deductible costs	(1,082)	(1,989)
Tax effect non-taxable income	8	84
Tax losses and other temporary differences for which deferred tax assets are not recognized	684	(536)
Tax effect of deductible expenses not recognized in the income statement	4,147	—
Tax effect of negative interest, net	(5,300)	57,626
Total reported tax	—	—

Deferred tax

Deferred tax assets are recognized on tax loss carry-forwards or other deficits to the extent that it is probable that these can be used against future taxable profits. No deferred tax assets have been recognized, since the Parent Company does not believe that the criteria in IAS 12 for recognizing deferred tax have been met.

40.
Employee benefits, etc.

The amounts recognized are based on costs recognized in the Parent Company income statement.

Salaries, other benefits and social security contributions – employees and board members
For the year ending December 31 (in thousands of SEK)	2025	2024
Salaries and other remuneration (of which bonus)	(5,357) (0)	(13,574) (542)
Social security costs	997	1,888
Share-based payments	(4,994)	(9,538)
Pension costs—defined contribution plans	74	(1,564)
Total employee and board member benefits	(9,280)	(22,789)

Salaries, other benefits and social security contributions – Board members and other senior executives
For the year ending December 31 (in thousands of SEK)	2025	2024
Salaries and other remuneration (of which bonus)(1)	(6,680) (0)	(13,295) (542)
Social security costs	(534)	(2,053)
Share-based payments(2)	(4,096)	(7,835)
Pension costs—defined contribution plans	—	(769)
Total remuneration to Board Members and other senior executives	(11,310)	(23,952)

(1) Salaries and other remuneration to Board members for the financial year 2025 concerns actual paid remuneration. The Parent Company's total salaries and other remuneration amounts to a lower amount due to reversed costs from previous periods.

(2) Refer to Group Note 9 “Share-based compensation” for further details.

Salaries, other benefits and social security expenses - Board members
	2025
For the year ending December 31 (in thousands of SEK)	Base salary/remuneration to the Board	Variable remuneration	Other remuneration	Pension costs	Share-based compensation expense(1)		Total
Chairperson of the Board Eric Melloul	(632)	—	—	—	(712)	(2)	(1,344)
Board member Benjamin Black(4)	(264)	—	—	—	—		(264)
Board member Martin Brok	(769)	—	—	—	(712)	(2)	(1,481)
Board member Gregory Christenson	(652)	—	—	—	(712)	(2)	(1,364)
Board member Ann Chung(5)	(621)	—	—	—	—		(621)
Board member Bernard Hours(6)	(311)	—	—	—	(536)	(3)	(847)
Board member Hannah Jones	(769)	—	—	—	(712)	(2)	(1,481)
Board member Nan Li(4)	(290)	—	—	—	—		(290)
Board member Wenjie Ma(4)	(248)	—	—	—	—		(248)
Board member Frances Rathke	(769)	—	—	—	(712)	(2)	(1,481)
Board member Lai Shu Tuen-Muk(6)	(363)	—	—	—	—		(363)
Board member Xin Wang(6)	(311)	—	—	—	—		(311)
Board member Yawen Wu	(652)	—	—	—	—		(652)
Employee representatives
Lillis Härd	(24)	—	—	—	—		(24)
Rholane Shiburi(7)	(6)	—	—	—	—		(6)
Total remuneration to board members	(6,680)	—	—	—	(4,096)		(10,776)

Current CEO employed by another company within the Group and receives salary from this company.

(1)
Amounts represent the expense recognized, in accordance with IFRS 2, in the consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.
(2)
Represents RSUs granted in 2025 and 2024.
(3)
Represents RSUs granted in 2024.
(4)
Mr. Black, Mr. Li and Mr. Ma joined the Board of Directors effective July 22, 2025.
(5)
Ms. Chung stepped down from the Board of Directors effective October 31, 2025.
(6)
Mr. Hours, Mr Tuen-Muk and Mr. Wang stepped down from the Board of Directors effective July 22, 2025.
(7)
Mr. Shiburi joined the Board of Directors effective September 26, 2025

Salaries, other benefits and social security contributions – Board members and other Senior Executives
	2024
For the year ending December 31 (in thousands of SEK)	Base salary/remuneration to the Board	Variable remuneration	Other remuneration	Pension costs	Share-based compensation expense	Total
Board member Martin Brok	(946)	—	—	—	(1,201)	(2,148)
Board member Hannah Jones	(905)	—	—	—	(1,201)	(2,106)
Board member Frances Rathke	(905)	—	—	—	(1,201)	(2,106)
Board member Ann Chung	(836)	—	—	—	—	(836)
Chairperson of the Board Eric Melloul	(768)	—	—	—	(905)	(1,672)
Board member Lai Shu Tuen-Muk	(768)	—	—	—	—	(768)
Board member Yawen Wu	(768)	—	—	—	—	(768)
Board member Bernard Hours	(658)	—	—	—	(1,201)	(1,860)
Board member Xin Wang	(658)	—	—	—	—	(658)
Board member Gregory Christenson	(480)	—	—	—	(905)	(1,385)
Board member Steven Chu	(288)	—	—	—	(297)	(585)
Board member Toni Petersson	(247)	—	—	—	—	(247)
Other senior executives (1 person)	(3,833)	(542)	(669)	(769)	(923)	(6,736)
Employee representatives
Lillis Härd	(24)	—	—	—	—	(24)
Total remuneration to board members, CEO and other senior executives	(12,084)	(542)	(669)	(769)	(7,835)	(21,899)

For disclosures concerning the notice period for senior executives, refer to Group Note 8 “Employee and personnel costs”.

Average number of employees by geographic division	2025			2024
For the year ending December 31	Total	Men	Women	Total	Men	Women
Sweden	—	—	—	2	2	—
Total	—	—	—	2	2	—

Gender distribution in management	2025			2024
As of December 31	Total	Men	Women	Total	Men	Women
Board members	11	8	3	11	7	4
CEO and other Senior Executives	—	—	—	—	—	—
Total	11	8	3	11	7	4

Share-based remuneration

LTI 2021

The Extraordinary General Meeting held on May 6, 2021 adopted a long-term incentive program for the Company’s board members, management and employees, including qualified consultants who work full time for the Group and over a longer period, called LTI 2021. For more information on the terms of the program, see Group Note 9 “Share-based compensation”.

Since 2021, the Parent Company accounted for the estimated and reported value of equity-settled programs issued to employees in other companies in the Group as a capital injection to subsidiaries. The value of shares in subsidiaries increases with the corresponding amount recorded as an increase in equity of the Parent Company. Shareholder contributions regarding share-based payments amounted in total TSEK 847,150 at the end of the financial year 2025 (2024: 733,650, 2023: 600,381, 2022: 386,140, 2021: 131,110).

Share-based payment expenses accounted for in the Parent Company’s income statement amounted to TSEK (4,994) in 2025 and TSEK (9,538) in 2024.

41.
Other operating expenses

For the year ending December 31 (in thousands of SEK)	2025	2024
Exchange rate differences	685	6,979
Other	1,686	—
Total	2,371	6,979

42.
Appropriations

For the year ending December 31 (in thousands of SEK)	2025	2024
Group contribution to Oatly AB	570,181	—
Group contribution to Havrekärnan AB	7,652	—
Group contribution received from Oatly EMEA AB	—	114,550
Total	577,832	114,550

43.
Participation in Group companies

For the year ending December 31 (in thousands of SEK)	2025	2024
Opening balance	4,137,924	4,986,351
Additions
Shareholders’ contributions	1,550,453	726,073
Intercompany acquisition	4,094,993	—
Impairment	—	(1,574,500)
Carrying amount	9,783,370	4,137,924

In 2025, an intragroup restructuring was carried out whereby the ownership of the subsidiary Oatly AB was transferred from the former parent company, Cereal Base CEBA AB, to the parent company, Oatly Group AB (publ). Following the intragroup restructuring, Oatly AB is a wholly owned subsidiary of Oatly Group AB (publ).

In 2024, impairments of shares were recognized regarding the parent company's reported holdings in CEBA AB.

For compilation of holdings regarding shares in subsidiary companies, please refer to Group Note 14 “Investments in subsidiaries”.

44.
Non-current receivables from Group companies

For the year ending December 31 (in thousands of SEK)	2025	2024
Opening balance	6,550,000	6,550,000
Change in receivables	(4,850,000)	—
Closing balance	1,700,000	6,550,000

This years change in receivables from group companies is mainly explained by the intragroup restructuring described in Note 43 “Participations in group companies”.

45.
Prepaid expenses and accrued income

For the year ending December 31 (in thousands of SEK)	2025	2024
Prepaid insurance premiums	3,493	5,162
Other prepaid expenses	361	806
Total	3,854	5,968

46.
Cash and bank balances

For the year ending December 31 (in thousands of SEK)	2025	2024
Bank deposits	24,992	17,524
Total	24,992	17,524

47.
Changes in liabilities attributable to financing activities

	Nordic Bonds	Convertible Notes
Opening balance, January 1, 2024	—	3,228,827
Cash flow	—	—
Adjustments for non-cash items:
Fair value changes (including accrued interest) recognized in the consolidated statement of operations	—	339,877
Closing balance, December 31, 2024	—	3,568,704
Cash flow	1,648,134	(231,482)
Adjustments for non-cash items:
Separation of embedded derivative	28,900	—
Repurchase of U.S Notes	—	(128,857)
Fair value changes (including accrued interest) recognized in the statement of operations	—	(303,830)
Change in fair value recognized in statement of comprehensive loss	—	154,364
Closing balance, December 31 2025	1,677,034	3,058,899

48.
Other current liabilities

For the year ending December 31 (in thousands of SEK)	2025	2024
Value added tax	12,138	—
Social security expenses, LTIP	539	1,551
Other	4	—
Total	12,681	1,551

49.
Accrued expenses and deferred income

For the year ending December 31 (in thousands of SEK)	2025	2024
Other accrued expenses	18,998	40,626
Total	18,998	40,626

50.
Share capital

The Company’s share capital as of December 31, 2025 was divided into 625,391,460 (2024: 598,976,420) ordinary shares with a par value of SEK 0.0015 (2024: SEK 0.0015) per share. All shares entitle to one vote each. See Group Note 25 “Equity” for information on the Parent Company’s share capital.

51.
Financial instruments per category

For the year ending December 31 (in thousands of SEK)	2025	2024	2025	2024
	Fair value changes recognized in the profit and loss		Amortized cost
Assets in the Parent Company's statement of financial position
Receivables from group companies (long-term)	—	—	1,700,000	6,550,000
Receivables from group companies (short-term)	—	—	62,006	131,535
Other receivables	—	—	9,098	6,960
Derivatives (part of Non-current other receivables)	40,178	—	—	—
Cash and cash equivalents	—	—	24,992	17,524
Total	40,178	—	1,796,096	6,706,019

For the year ending December 31 (in thousands of SEK)	2025	2024	2025	2024
	Fair value changes recognized in the profit and loss - identified		Amortized cost
Liabilities in the Parent Company's statement of financial position
Liabilities to group companies (short-term)	—	—	1,290,354	1,798,014
Convertible Notes (part of Current interest-bearing loans and borrowings)	3,058,899	3,568,704	—	—
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	—	—	1,716,295	—
Accounts payable	—	—	6,982	10,785
Accrued expenses and prepaid income	—	—	18,998	40,626
Total	3,058,899	3,568,704	3,032,629	1,849,425

Changes in fair value reported in the Parent Company's income statement for 2025 had a net positive effect of SEK 303,8 million.

The corresponding net change for 2024 resulted in a negative effect of SEK 339.9 million. The effect is entirely related to the Convertible Notes. The changes in fair value are presented within the financial net in the Parent Company's income statement.

Derivatives consist of interest rate cap and embedded derivatives related to the Company’s Nordic Bonds. See Note 26 “Interest-bearing loans and borrowings” for further details on the Nordic Bonds.

The Convertible Notes that are reported at fair value are classified and included in level 3 of the fair value hierarchy. There have been no transfers between the levels during 2025 and 2024. See the Group's Note 19 “Financial instruments per category” for further description of levels in the fair value hierarchy and determined fair value for financial instruments that are reported at fair value, which includes the Parent Company's Convertible Notes. See Note 52 “Interest bearing loans and borrowings” for additional information regarding the reported value of the Parent Company's Convertible Notes and significant input data and assumptions that have been used in the valuation model for determining the fair value of the Convertible Notes as of December 31, 2025 and 2024.

52.
Interest-bearing loans and borrowings

	2025	2024
Non-current interest-bearing loans and borrowings
Nordic Bonds	1,677,034	—
Total non-current interest-bearing loans and borrowings	1,677,034	—

Current interest-bearing loans and borrowings
Convertible Notes	3,058,899	3,568,704
Nordic Bonds	39,261	—
Total current interest-bearing loans and borrowings	3,098,160	3,568,704
Total	4,775,194	3,568,704

The Parent Company has convertible debentures that are classified in their entirety as liabilities. The instruments contain an embedded derivative in the form of a conversion option. As the entire instrument has been identified for recognition at fair value through the income statement at acquisition, the embedded option is not separately accounted for. Below is information about the reported value of the Parent Company's convertible debentures.

Convertible Notes
At January 1, 2024	3,228,827
Fair value changes (including interest expenses) recognized in the profit and loss	339,877
At December 31, 2024	3,568,704
Repurchase of U.S Notes	(360,339)
Fair value changes (including interest expenses) recognized in the profit and loss	(303,830)
Change in fair value recognized in consolidated statement of comprehensive loss	154,364
At December 31, 2025	3,058,899

	December 31, 2025	December 31, 2024
Carrying amount	3,058,899	3,568,704
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	4,507,144	6,015,864
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(1,448,245)	(2,447,160)

Fair value changes are attributable to market risk and own credit risk. Fair value changes attributable to market risk are reported in the income statement and effects attributable to own credit risk in other comprehensive income. Total net effect of changes in fair value for 2025 has totaled negative effect SEK 149.5 million (2024: SEK 339.9 million). This includes an effect of SEK 154.4 million that was recognized during 2025 arising from changes in credit risk. In 2024, no effect was recognized attributable to changes in credit risk.

See the Group's Note 26 “Interest-bearing loans and borrowings” for information on the issued Convertible Notes and underlying valuation.

The table below shows the impact of how the reported value of the Convertible Notes would change based on significant input data and the assumptions that have been used to determine the fair value of the Convertible Notes as of December 31, 2025 and for the comparative year December 31, 2024.

	December 31, 2025 (TUSD)	December 31, 2025 (recalculated TSEK)	December 31, 2024 (TUSD)	December 31, 2024 (recalculated TSEK)
Share price decrease 30%	322,377	2,960,026	303,849	3,342,673
Share price increase 30%	346,524	3,181,744	346,372	3,810,473
Volatility decrease 10%	327,779	3,009,632	319,311	3,512,772
Volatility increase 10%	336,942	3,093,761	329,108	3,620,550
Risk-free interest rate decrease 1%	332,581	3,053,726	323,810	3,562,266
Risk-free interest rate increase 1%	333,707	3,064,064	324,954	3,574,851
Market interest rate decrease 1%	340,451	3,125,979	333,154	3,665,060
Market interest rate increase 1%	326,065	2,993,890	315,973	3,476,051

53.
Pledged assets and contingent liabilities

Pledged assets

The Parent Company has provided collateral in the form of shares in subsidiaries and certain structural loan receivables with Group companies in order to fulfill the requirements for collateral for liabilities to credit institutions in underlying Group companies

For the year ending December 31 (in thousands of SEK)	2025	2024
Convertible Notes and Nordic Bonds
Shares in subsidiaries	9,783,370	4,137,925
Assets in the form of structural loan receivables from group companies	1,700,000	6,550,000
Total	11,483,370	10,687,925

Contingent liabilities
The Parent Company reports contingent obligations in the form of surety bonds regarding issued bank guarantees for debts to credit institutions as well as leasing commitments that exist in underlying group entities.

For the year ending December 31 (in thousands of SEK)	2025	2024
Guarantees - liabilities to credit institutions	4,926	27,844
Guarantees - leasing commitments	—	2
Total	4,926	27,846

54.
Related party disclosures

Information on the parent company's remuneration to senior executives can be found in Note 40 “Employee benefits, etc”. For further details on related-party transactions, see the Group's Note 30 “Related party disclosures”.

55.
Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,254,909,930
Other reserves	(840,890,998)
Retained earnings	(6,888,177,397)
Profit for the year	(7,488,762)
5,518,352,773

be appropriated as follows to be carried forward	5,518,352,773

The Board of Directors and the CEO affirm that the consolidated accounts have been prepared in accordance with IFRS Accounting Standards, as adopted by the EU, and provide a true and fair view of the Group’s profit and financial position. The Annual Report has been prepared in accordance with generally accepted accounting policies and provides a true and fair view of the Parent Company’s profit and financial position.

The administration report for the Group and the Parent Company provides a fair review of the development of the Group’s and the Parent Company’s operations, profit and financial position and describes material risks and uncertainty factors faced by the Parent Company and the companies included in the Group.

The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company Income Statement and Parent Company Balance Sheet will be subject to adoption at the AGM on May 20, 2026.

The content of the consolidated accounts and the Annual Report was determined on April 22, 2026.

Malmö

__________________	__________________	__________________
Eric Melloul	Benjamin Black	Martin Brok
Chairperson of the Board	Director	Director
2026-04-22	2026-04-22	2026-04-22

__________________	__________________	__________________
Gregory Christenson	Lillis Härd	Hannah Jones
Director	Director, employee representative	Director
2026-04-22	2026-04-22	2026-04-22

__________________	__________________	__________________
Wenjie Ma	Frances Rathke	Rholane Shiburi
Director	Director	Director, employee representative
2026-04-22	2026-04-22	2026-04-22

__________________	__________________	__________________
Li Wang	Yawen Wu	Jean-Christophe Flatin
Director	Director	Chief Executive Officer
2026-04-22	2026-04-22	2026-04-22

Our audit report relating to the annual accounts and consolidated accounts was submitted on 2026-04-23 Ernst & Young AB ___________________________ Fredrik Norrman Authorized Public Accountant

Auditor’s report

To the general meeting of the shareholders of Oatly Group AB, corporate identity number 559081-1989

Report on the annual accounts and consolidated accounts

Opinions

We have audited the annual accounts and consolidated accounts of Oatly Group AB (publ) for the year 2025.

In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company as of 31 December 2025 and its financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the group as of 31 December 2025 and their financial performance and cash flow for the year then ended in accordance with IFRS Accounting Standards, as adopted by the EU, and the Annual Accounts Act. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet for the parent company and the group.

Basis for Opinions

We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and that they give a fair presentation in accordance with the Annual Accounts Act and, concerning the consolidated accounts, in accordance with IFRS Accounting Standards as adopted by the EU. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts and consolidated accounts, the Board of Directors and the Managing Director are responsible for the assessment of the company’s and the group’s ability to continue as a going concern. They disclose, as applicable, matters related to going concern and using the going concern basis of accounting. The going concern basis of accounting is however not applied if the Board of Directors and the Managing Director intends to liquidate the company, to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibility

Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts and consolidated accounts.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of the company’s internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.
•
Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting in preparing the annual accounts and consolidated accounts. We also draw a conclusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the company’s and the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts and consolidated accounts or, if such disclosures are inadequate, to modify our opinion about the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company and a group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.
•
Plan and perform the group audit to obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated accounts. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our opinions.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.

Report on other legal and regulatory requirements

Opinions

In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Oatly Group AB (publ) for the year 2025 and the proposed appropriations of the company’s profit or loss.

We recommend to the general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for opinions

We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors is responsible for the proposal for appropriations of the company’s profit or loss. At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company's and the group’s type of operations, size and risks place on the size of the parent company's and the group’s equity, consolidation requirements, liquidity and position in general.

The Board of Directors is responsible for the company’s organization and the administration of the company’s affairs. This includes among other things continuous assessment of the company’s and the group’s financial situation and ensuring that the company's organization is designed so that the accounting, management of assets and the company’s financial affairs otherwise are controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors’ guidelines and instructions and among other matters take measures that are necessary to fulfill the company’s accounting in accordance with law and handle the management of assets in a reassuring manner.

Auditor’s responsibility

Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect:

•
has undertaken any action or been guilty of any omission which can give rise to liability to the company, or
•
in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective concerning the audit of the proposed appropriations of the company’s profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company’s profit or loss are not in accordance with the Companies Act.

As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration and the proposed appropriations of the company’s profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the company’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion concerning discharge from liability. As a basis for our opinion on the Board of Directors’ proposed appropriations of the company’s profit or loss we examined whether the proposal is in accordance with the Companies Act.

Stockholm 23 April 2026

Ernst & Young AB

Fredrik Norrman

Authorized Public Accountant